UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 3, 2014
Commission File Number 001-15244
CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG

 (Registrant)

Date: April 3, 2014

By:

/s/ Joachim Oechslin

Joachim Oechslin

Chief Risk Officer

By:

/s/ David R. Mathers

David R. Mathers

Chief Financial Officer

2

CREDIT SUISSE

Basel III
Pillar 3 – disclosures
2013

In various tables, use of “–” indicates not meaningful or not applicable.

Basel III Pillar 3 disclosures 2013

List of abbreviations
Introduction
General
Additional regulatory disclosures
Scope of application
Principles of consolidation
Restrictions on transfer of funds or regulatory capital
Capital deficiencies
Remuneration
Risk management oversight
Capital
Capital structure under Basel III
Swiss requirements
Description of regulatory approaches
Capital metrics under the Basel framework
Capital metrics under Swiss requirements
Credit risk
General
Credit risk by asset class
Securitization risk in the banking book
Equity type securities in the banking book
Credit valuation adjustment risk
Central counterparties risk
Market risk
General
Securitization risk in the trading book
Valuation process
Interest rate risk in the banking book
Overview
Major sources of interest rate risk in the banking book
Governance of models and limits
Risk measurement
Monitoring and review
Risk profile
Reconciliation requirements
Balance sheet
Composition of BIS regulatory capital

List of abbreviations

A
ABS	Asset-backed securities
ACVA	Advanced credit valuation adjustment approach
A-IRB	Advanced Internal Ratings-Based Approach
AMA	Advanced Measurement Approach
B
BCBS	Basel Committee on Banking Supervision
BFI	Banking, financial and insurance
BIS	Bank for International Settlements
C
CARMC	Capital Allocation Risk Management Committee
CCF	Credit Conversion Factor
CCO	Chief Credit Officer
CCP	Central counterparties
CDO	Collateralized Debt Obligation
CDS	Credit Default Swap
CET1	Common equity tier 1
CLO	Collateralized Loan Obligation
CMBS	Commercial mortgage-backed securities
CMSC	Credit Model Steering Committee
CRM	Credit Risk Management
CRO	Credit Risk Officer
CVA	Credit valuation adjustment
E
EAD	Exposure at Default
EMIR	European Market Infrastructure Regulation
ERC	Economic Risk Capital
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
GRR	Global Risk Review
G-SIB	Global systemically important banks
I
IMA	Internal Models Approach
IMM	Internal Models Method
IRB	Internal Ratings-Based Approach
IRC	Incremental Risk Capital Charge
L
LGD	Loss Given Default
M
MDB	Multilateral Development Banks
N
NTD	Nth-to-default
O
OTC	Over-the-counter
P
PD	Probability of Default
R
RBA	Ratings-Based Approach
RMBS	Residential mortgage-backed securities
RNIV	Risks not in value-at-risk
RPSC	Risk Processes and Standards Committee
S
SFA	Supervisory Formula Approach
SFT	Securities Financing Transactions
SMM	Standardized Measurement Method
SNB	Swiss National Bank
SPE	Special purpose entity
SRW	Supervisory Risk Weights Approach
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk

Introduction

General
The purpose of this Pillar 3 report is to provide updated information as of December 31, 2013 on our implementation of the Basel capital framework and risk assessment processes in accordance with the Pillar 3 requirements. This document should be read in conjunction with the Credit Suisse Annual Report 2013, which includes important information on regulatory capital and risk management (specific references have been made herein to this document).
Effective January 1, 2013, the Basel II.5 framework, under which we operated in 2012, was replaced by the Basel III framework, which was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and the regulations thereunder (Swiss Requirements). Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business. Our 2012 calculations of capital and ratio amounts, which are presented in order to show meaningful comparative information, use estimates as of December 31, 2012, as if the Basel III framework had been implemented in Switzerland as of such date.
The Basel III framework includes higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector. The new capital standards and capital buffers will require banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and are fully effective January 1, 2019 for those countries that have adopted Basel III. Prior period metrics presented under Basel II.5 are not comparable.
> Refer to “Capital management” (pages 101 to 114) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2013 for further information.

In addition to Pillar 3 disclosures we disclose the way we manage our risks for internal management purposes in the Annual Report.
> Refer to “Risk management” (pages 115 to 140) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2013 for further information regarding the way we manage risk including economic capital as a Group-wide risk management tool.

Certain reclassifications have been made to prior periods to conform to the current period’s presentation.
The Pillar 3 report is produced and published semi-annually, in accordance with Swiss Financial Market Supervisory Authority FINMA (FINMA) requirements.
This report was verified and approved internally in line with our Pillar 3 disclosure policy. The Pillar 3 report has not been audited by the Group’s external auditors. However, it also includes information that is contained within the audited consolidated financial statements as reported in the Credit Suisse Annual Report 2013.

Additional regulatory disclosures
In addition to the Pillar 3 disclosures also refer to our website for further information on capital ratios of certain significant subsidiaries, quarterly reconciliation requirements and capital instruments disclosures (main features template and full terms and conditions).
> Refer to “Regulatory disclosures” under https://www.credit-suisse.com/investors/en/index.jsp

Scope of application
The highest consolidated entity in the Group to which the Basel III framework applies is Credit Suisse Group.
> Refer to “Regulation and supervision” (pages 24 to 34) in I – Information on the company and to “Capital management” (pages 101 to 114) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2013 for further information on regulation.

Principles of consolidation
For financial reporting purposes, our consolidation principles comply with accounting principles generally accepted in the US (US GAAP). For capital adequacy reporting purposes, however, entities that are not active in banking and finance are not subject to consolidation (i.e. insurance, real estate and commercial companies). We have also received an exemption from FINMA not to consolidate private equity fund type vehicles. These investments, which are not material to the Group, are treated in accordance with the regulatory rules and are either subject to a risk-weighted capital requirement or a deduction from regulatory capital.
All significant equity method investments represent investments in the capital of banking, financial and insurance (BFI) entities and are subject to a threshold calculation in accordance with the Basel framework.
> Refer to “Note 39 – Significant subsidiaries and equity method investments” (pages 337 to 339) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for a list of significant subsidiaries and associated entities of Credit Suisse.

> Refer to “Note 3 – Business developments, significant shareholders and subsequent events” (page 226) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for additional information on business developments in 2013.

Restrictions on transfer of funds or regulatory capital
We do not believe that legal or regulatory restrictions constitute a material limitation on the ability of our subsidiaries to pay dividends or our ability to transfer funds or regulatory capital within the Group.
> Refer to “Liquidity and funding management” (pages 94 to 100) and “Capital management” (pages 101 to 114) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2013 for information on our liquidity, funding and capital management and dividends and dividend policy.

Capital deficiencies
The Group’s subsidiaries which are not included in the regulatory consolidation did not report any capital deficiencies in 2013.

Remuneration
> Refer to “Compensation” (pages 176 to 204) in IV – Corporate Governance and Compensation in the Credit Suisse Annual Report 2013 for further information on remuneration.

Risk management oversight
Fundamental to our business is the prudent taking of risk in line with our strategic priorities. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and grow shareholder value. Our risk management framework is based on transparency, management accountability and independent oversight. Risk measurement models are reviewed by an independent validation function and regularly performed and approval by the relevant oversight committee is required.
> Refer to “Risk management oversight” (pages 115 to 118) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2013 for information on risk management oversight including risk governance, risk organization, risk types and risk appetite and risk limits.

The Group is exposed to several key banking risks such as:

– Credit risk (refer to section “Credit risk” on pages 15 to 37);
– Market risk (refer to section “Market risk” on pages 38 to 45);
– Interest rate risk in the banking book (refer to section “Interest rate risk in the banking book” on pages 46 to 47); and
– Operational risk.

> Refer to “Operational risk” (pages 139 to 140) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2013 for information on operational risk.

Capital

Capital structure under Basel III
The Basel Committee on Banking Supervision (BCBS) issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from 2013 through 2018 and are fully effective January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “Basel III phase-in requirements for Credit Suisse” in (page 103) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory capital framework in the Credit Suisse Annual Report 2013 for capital requirements and applicable effective dates during the phase-in period.

Under Basel III, the minimum common equity tier 1 (CET1) requirement is 4.5% of risk-weighted assets.
In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends or make discretionary bonus payments or other earnings distributions.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board has identified us as a G-SIB and requires us to maintain a 1.5% progressive buffer.
CET1 capital is subject to certain regulatory deductions and other adjustments to common equity, including the deduction of deferred tax assets for tax-loss carry-forwards, goodwill and other intangible assets and investments in banking and finance entities.
In addition to the CET1 requirements, there is also a requirement for 1.5% additional tier 1 capital and 2% tier 2 capital. These requirements may also be met with CET1 capital. To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125%.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1 or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk. This countercyclical buffer will be phased in from January 1, 2016 through January 1, 2019.
Beginning January 1, 2013, capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, will be phased out at their effective maturity date, generally the date of the first step-up coupon.

Swiss requirements
As of January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss Requirements. Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Certain requirements under the legislation, including those regarding capital, are to be phased in from 2013 through 2018 and are fully effective January 1, 2019. The legislation on capital requirements builds on Basel III, but in respect of systemically relevant banks goes beyond its minimum standards, including requiring us, as a systemically relevant bank, to have the following minimum, buffer and progressive components.
> Refer to the chart “Swiss capital and leverage ratio phase-in requirements for Credit Suisse” (page 104) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory capital framework in the Credit Suisse Annual Report 2013 for Swiss capital requirements and applicable effective dates during the phase-in period.

The minimum requirement of CET1 capital is 4.5% of risk-weighted assets.
The buffer requirement is 8.5% and can be met with additional CET1 capital of 5.5% of risk-weighted assets and a maximum of 3% of high-trigger capital instruments. The high-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below 7%.
The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business. For 2014, FINMA set our progressive component requirement at 3.66%, a decrease from the 4.41% applicable in 2013, reflecting our size and market share based on data as of year-end 2012. The progressive component requirement may be met with CET1 capital or low-trigger capital instruments. In order to qualify, low-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below a specified percentage, the lowest of which may be 5%. In addition, until the end of 2017, the progressive component requirement may also be met with high-trigger capital instruments. Both high and low-trigger capital instruments must comply with the Basel III minimum requirements for tier 2 capital (including subordination, point-of-non-viability loss absorption and minimum maturity).
Similar to Basel III, the Swiss Requirements include a supplemental countercyclical buffer of up to 2.5% of risk-weighted assets that can be activated during periods of excess credit growth. In February 2013, upon the request of the Swiss National Bank (SNB), the Swiss Federal Council activated the countercyclical capital buffer, which was effective September 30, 2013 and requires banks to hold CET1 capital in the amount of 1% of their risk-weighted assets pertaining to mortgage loans that finance residential property in Switzerland. As of December 31, 2013, our countercyclical buffer was CHF 144 million, which is equivalent to an additional requirement of 0.05% of CET1 capital. In January 2014, upon the request of SNB, the Swiss Federal Council further increased the countercyclical buffer from 1% to 2%, effective June 30, 2014.
We also measure Swiss Core Capital and Swiss Total Capital. Swiss Core Capital consists of CET1 capital and tier 1 participation securities, which FINMA advised may be included with a haircut of 20% until December 31, 2018 at the latest, and may include certain other Swiss adjustments. Our Swiss Total Capital consists of Swiss Core Capital, high-trigger capital instruments and low-trigger capital instruments.
> Refer to “Capital management” (pages 101 to 114) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2013 for information on our capital structure, eligible capital and shareholders’ equity, capital adequacy and leverage ratio requirements under Basel III and Swiss requirements.

Description of regulatory approaches
The Basel framework provides a range of options for determining the capital requirements in order to allow banks and supervisors the ability to select approaches that are most appropriate. In general, Credit Suisse has adopted the most advanced approaches, which align with the way risk is internally managed. The Basel framework focuses on credit risk, market risk, operational risk and interest rate risk in the banking book. The regulatory approaches for each of these risk exposures and the related disclosures under Pillar 3 are set forth below.

Credit risk
Credit risk by asset class
The Basel framework permits banks a choice between two broad methodologies in calculating their capital requirements for credit risk by asset class, the internal ratings-based (IRB) approach or the standardized approach. Off-balance-sheet items are converted into credit exposure equivalents through the use of credit conversion factors (CCF).
The majority of our credit risk by asset class is with institutional counterparties (sovereigns, other institutions, banks and corporates) and arises from lending and trading activity in the Investment Banking and Private Banking & Wealth Management divisions. The remaining credit risk by asset class is with retail counterparties and mostly arises in the Private Banking & Wealth Management division from residential mortgage loans and other secured lending, including loans collateralized by securities.
> Refer to “Credit risk by asset class” in section “Credit risk” on pages 15 to 31 for further information.

Advanced-internal ratings-based approach
Under the IRB approach, risk weights are determined by using internal risk parameters and applying an asset value correlation multiplier uplift where exposures are to financial institutions meeting regulatory defined criteria. We have received approval from FINMA to use, and have fully implemented, the advanced-internal ratings-based (A-IRB) approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD). We use the A-IRB approach to determine our institutional credit risk and most of our retail credit risk.
PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are mainly derived from models tailored to the specific business of the respective obligor. The models are calibrated to the long run average of annual internal or external default rates where applicable. For portfolios with a small number of empirical defaults (less than 20), low default portfolio techniques are used.
LGD parameters consider seniority, collateral, counterparty industry and in certain cases fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the Private Banking & Wealth Management loan portfolio, the LGD is primarily dependent upon the type and amount of collateral pledged. For other retail credit risk, predominantly loans secured by financial collateral, pool LGDs differentiate between standard and higher risks, as well as domestic and foreign transactions. The credit approval and collateral monitoring process are based on loan-to-value limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.
EAD is either derived from balance sheet values or by using models. EAD for a non-defaulted facility is an estimate of the gross exposure upon default of the obligor. Estimates are derived based on a CCF approach using default-weighted averages of historical realized conversion factors on defaulted loans by facility type. Estimates are calibrated to capture negative operating environment effects.
We have received approval from FINMA to use the internal model method for measuring counterparty risk for the majority of our derivative and secured financing exposures.
Risk weights are calculated using either the PD/LGD approach or the supervisory risk weights (SRW) approach for certain types of specialized lending.

Standardized approach
Under the standardized approach, risk weights are determined either according to credit ratings provided by recognized external credit assessment institutions or, for unrated exposures, by using the applicable regulatory risk weights. Less than 10% of our credit risk by asset class is determined using this approach.

Securitization risk in the banking book
For securitizations, the regulatory capital requirements are calculated using IRB approaches (the RBA and the SFA) and the standardized approach in accordance with the prescribed hierarchy of approaches in the Basel regulations. External ratings used in regulatory capital calculations for securitization risk exposures in the banking book are obtained from Fitch, Moody’s, Standard & Poor’s or Dominion Bond Rating Service.
> Refer to “Securitization risk in the banking book” in section “Credit risk” on pages 32 to 36 for further information on the IRB approaches and the standardized approach.

Equity type securities in the banking book
For equity type securities in the banking book except for significant investments in BFI entities, risk weights are determined using the IRB Simple approach based on the equity sub-asset type (qualifying private equity, listed equity and all other equity positions). Significant investments in BFI entities (i.e. investments in the capital of BFI entities that are outside the scope of regulatory consolidation, where the Group owns more than 10% of the issued common share capital of the entity) are subject to a threshold treatment as outlined below in the section “Exposures below 15% threshold”. Where equity type securities represent non-significant investments in BFI entities (i.e., investments in the capital of BFI entities that are outside the scope of regulatory consolidation, where the Group does not own more than 10% of the issued common share capital of the entity), a threshold approach is applied that compares the total amount of non-significant investments in BFI entities (considering both trading and banking book positions) to a 10% regulatory defined eligible capital amount. The amount above the threshold is phased-in as a capital deduction and the amount below the threshold continues to be risk-weighted according to the relevant trading book and banking book approaches.
> Refer to “Equity type securities in the banking book” in section “Credit risk” on pages 36 to 37 for further information.

Credit valuation adjustment risk
Basel III introduces a new regulatory capital charge designed to capture the risk associated with potential mark-to-market losses associated with the deterioration in the creditworthiness of a counterparty (Credit Value Adjustment (CVA)).
Under Basel III, banks are required to calculate capital charges for CVA under either the Standardized CVA approach or the Advanced CVA approach (ACVA). The CVA rules stipulate that where banks have permission to use market risk Value-at-Risk (VaR) and counterparty risk Internal Models Method (IMM), they are to use the ACVA unless their regulator decides otherwise. FINMA has confirmed that the ACVA should be used for both IMM and non-IMM exposures.
The regulatory CVA capital charge applies to all counterparty exposures arising from over-the-counter (OTC) derivatives, excluding those with central counterparties (CCP). Exposures arising from Securities Financing Transactions (SFT) should not be included in the CVA charge unless they could give rise to a material loss. FINMA have confirmed that Credit Suisse should not include these exposures within the regulatory capital charge.

Central counterparties risk
The Basel III framework provides specific requirements for exposures the Group has to CCP arising from OTC derivatives, exchange-traded derivative transactions and SFT. Exposures to CCPs which are considered to be qualifying CCPs by the regulator will receive a preferential capital treatment compared to exposures to non-qualifying CCPs.
The Group can incur exposures to CCPs as either a clearing member (house or client trades), or as a client of another clearing member. Where the Group acts as a clearing member of a CCP on behalf of its client (client trades), it incurs an exposure to its client as well as an exposure to the CCP. Since the exposure to the client is to be treated as a bilateral trade, the risk-weighted assets from these exposures are represented under “credit risk by asset class”. Where the Group acts as a client of another clearing member the risk-weighted assets from these exposures are also represented under “credit risk by asset class”.
The exposures to CCP (represented as “Central counterparties (CCP) risks”) consist of both the trade exposure and default fund exposure. While the trades exposure includes the current and potential future exposure of the clearing member (or a client) to a CCP arising from the underlying transaction and the initial margin posted to the CCP, the default fund exposure is arising from default fund contributions to the CCP.

Settlement risk
Regulatory fixed risk weights are applied to settlement exposures. Settlement exposures arise from unsettled or failed transactions where cash or securities are delivered without a corresponding receipt.

Exposures below 15% threshold
Significant investments in BFI entities, mortgage servicing rights and deferred tax assets that arise from temporary differences are subject to a threshold approach, whereby individual amounts are compared to a 10% threshold of regulatory defined eligible capital. In addition amounts below the individual 10% thresholds are aggregated and compared to a 15% threshold of regulatory defined eligible capital. The amount that is above the 10% threshold is phased-in as a CET1 deduction. The amount above the 15% threshold is phased-in as a CET1 deduction and the amount below is risk weighted at 250%.

Other items
Other items include risk-weighted assets related to immaterial portfolios for which we have received approval from FINMA to apply a simplified Institute Specific Direct Risk Weight as well as risk-weighted assets related to items that were risk-weighted under Basel II.5 and are phased in as capital deductions under Basel III.

Market risk
We use the advanced approach for calculating the capital requirements for market risk for the majority of our exposures. The following advanced approaches are used: the internal models approach (IMA) and the standardized measurement method (SMM).
We use the standardized approach to determine our market risk for a small population of positions which represent an immaterial proportion of our overall market risk exposure.
> Refer to section “Market risk” on pages 38 to 45 for further information on market risk.

Internal models approach
The market risk IMA framework includes regulatory Value-at-Risk (VaR), stressed VaR, risks not in VaR (RNIV), an incremental risk capital charge (IRC), and Comprehensive Risk Measure.

Regulatory VaR, stressed VaR and risks not in VaR
We have received approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our VaR model to calculate trading book market risk capital requirements under the IMA. We apply the IMA to the majority of the positions in our trading book. We continue to receive regulatory approval for ongoing enhancements to the VaR methodology, and the VaR model is subject to regular reviews by regulators. Stressed VaR replicates a

VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps to reduce the pro-cyclicality of the minimum capital requirements for market risk. The VaR model does not cover all identified market risk types and as such we have also adopted a RNIV category which was approved by FINMA in 2012.

Incremental risk capital charge
The IRC model is required to measure the aggregate risk from the exposure to issuer default and migration risk from positions in our trading book. The positions that contribute to IRC are bond positions where we are exposed to profit or loss on default or rating migration of the bond issuer, credit defaults swaps (CDS) positions where we are exposed to credit events affecting the reference entity, and, to a lesser extent, derivatives that reference bonds and CDSs such as bond options and CDS swaptions. Equity positions are typically not included in IRC, but some exceptions exist, such as convertible instruments. Positions excluded from IRC include securitization position and credit correlation products (such as synthetic collateralized debt obligations (CDOs), and nth-to-default (NTD) trades).
The IRC model assesses risk at 99.9% confidence level over a one year time horizon assuming that positions are sold and replaced one or more times. At the same time upon replacement, the model considers credit quality of the old position and assesses the effect of declining or upgrading of credit quality which may lead to changes in the overall assessment of IRC.
The level of capital assigned by the IRC model to a position depends on its liquidity horizon which represents time required to sell the positions or hedge all material risk covered by the IRC model in a stressed market. Liquidity horizons are modelled according to the requirements imposed by Basel III guidelines. In general, positions with shorter assigned liquidity horizons will contribute less to overall IRC.
The IRC model and liquidity horizon methodology have been validated by an independent team in accordance with the firms validation umbrella policy and Risk Model Validation Sub-Policy for IRC and Comprehensive Risk Measure.

Comprehensive Risk Measure
Comprehensive Risk Measure is a market risk capital model designed to capture all the price risks of credit correlation positions in the trading book. Scope is corporate correlation trades, i.e. tranches and their associated hedges and NTD baskets. Scope excludes re-securitization positions. The model is based on a Full Revaluation Monte Carlo Simulation, whereby all the relevant risk factors are jointly simulated in one year time horizon. The trading portfolio is then fully re-priced under each scenario. The model then calculates the loss at 99.9% percentile. Simulated risk factors are credit spreads, credit migration, credit default, recovery rate, credit correlation, basis between credit indices and their CDS constituents. The Comprehensive Risk Measure model has been internally approved by the relevant risk model approval committee and achieved regulatory approval by FINMA. The capital requirements calculated by the Comprehensive Risk Measure model is currently subject to a floor defined as a percentage of the standardized rules for securitized products. The Comprehensive Risk Measure model has been validated by an independent team in accordance with the firms validation umbrella policy and the Risk Model Validation Sub-Policy for IRC and Comprehensive Risk Measure.

Standardized measurement method
We use the SMM which is based on the ratings-based approach (RBA) and the supervisory formula approach (SFA) for securitization purposes (see also Securitization risk in the banking book) and other supervisory approaches for trading book securitization positions covering the approach for nth-to-default products and portfolios covered by the weighted average risk weight approach.
> Refer to “Securitization risk in the trading book” in section “Market risk” on pages 39 to 45 for further information on the standardized measurement method and other supervisory approaches.

Operational risk
We have used an internal model to calculate the regulatory capital requirement for operational risk under the Advanced Measurement Approach (AMA) since 2008. In 2012, following discussions with FINMA, we initiated a project to enhance our internal model to reflect recent developments regarding operational risk measurement methodology and associated regulatory guidance. The revised model has been approved by FINMA for calculating the regulatory capital requirement for operational risk with effect from January 1, 2014. We view the revised model as a significant enhancement to our capability to measure and understand the operational risk profile of the Group that is also more conservative compared with the previous approach.
The model is based on a loss distribution approach that uses historical data on internal and relevant external losses of peers to generate frequency and severity distributions for a range of potential operational risk loss scenarios, such as an unauthorized trading incident or a material business disruption. Business experts and senior management review, and may adjust, the parameters of these scenarios to take account of business environment and internal control factors, such as risk and control self-assessment results and risk and control indicators, to provide a forward-looking assessment of each scenario. The AMA capital calculation approved by FINMA includes all litigation-related provisions and also an add-on component relating to the aggregate range of reasonably possible litigation losses that are disclosed in our financial statements but are not covered by existing provisions. In the fourth quarter of 2013, this new approach to litigation-related provisions and reasonably possible litigation losses has been applied to the previous AMA model used to calculate regulatory capital requirements as of December 31, 2013. Insurance mitigation is included in the regulatory capital requirement for operational risk where appropriate, by considering the level of insurance coverage for each scenario and incorporating haircuts as appropriate. The internal model then uses the adjusted parameters to generate an overall loss distribution for the Group over a one-year time horizon. The

AMA capital requirement represents the 99.9th percentile of this overall loss distribution.

Non-counterparty-related risk
Regulatory fixed risk weights are applied to non-counterparty-related exposures. Non-counterparty-related exposures arise from holdings of premises and equipment, real estate and investments in real estate entities.

Capital metrics under the Basel framework
Regulatory capital and ratios
Regulatory capital is calculated and managed according to Basel regulations and used to determine Bank for International Settlements (BIS) ratios. BIS ratios compare eligible CET1 capital, tier 1 capital and total capital with BIS risk-weighted assets.
> Refer to “Capital metrics under Basel III” (pages 106 to 110) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2013 for information on risk-weighted assets movements.

Summary of BIS risk-weighted assets and capital requirements
	Basel III				Basel II.5
	2013				2012
end of	Risk- weighted assets		Capital require- ment	[1]	Risk- weighted assets	Capital require- ment	[1]
CHF million
Credit risk
Advanced-IRB	116,772		9,342		116,563	9,325
Standardized	3,640		291		8,517	681
Credit risk by asset class	120,412		9,633		125,080	10,006
Advanced-IRB	14,935		1,195		6,908	553
Standardized	–		–		53	4
Securitization risk in the banking book	14,935		1,195		6,961	557
IRB Simple	9,833		787		9,877	790
Equity type securities in the banking book	9,833		787		9,877	790
Advanced CVA	10,650		852		–	–
Standardized CVA	56		4		–	–
Credit valuation adjustment risk	10,706		856		–	–
Standardized - Fixed risk weights	12,500		1,000		–	–
Exposures below 15% threshold [2]	12,500		1,000		–	–
Advanced	1,906		152		–	–
Central counterparties (CCP) risk	1,906		152		–	–
Standardized - Fixed risk weights	512		41		305	24
Settlement risk	512		41		305	24
Advanced	281		22		–	–
Standardized	4,546		364		1,456	116
Other items	4,827	[3]	386		1,456	116
Total credit risk	175,631		14,050		143,679	11,494
Market risk
Advanced	38,719		3,098		29,010	2,321
Standardized	414		33		356	28
Total market risk	39,133		3,131		29,366	2,349
Operational risk
Advanced measurement	53,075		4,246		45,125	3,610
Total operational risk	53,075		4,246		45,125	3,610
Non-counterparty-related risk
Standardized - Fixed risk weights	6,007		481		6,126	490
Total non-counterparty-related risk	6,007		481		6,126	490
Total BIS risk-weighted assets and capital requirements	273,846		21,908		224,296	17,944
of which advanced	246,171		19,694		207,483	16,599
of which standardized	27,675		2,214		16,813	1,345
1 Calculated as 8% of risk-weighted assets.
2 Exposures below 15% threshold are risk-weighted at 250%. Refer to table "Additional information" in section "Reconciliation requirements" for further information.
3
Includes risk-weighted assets of CHF 4,158 million related to items that were risk-weighted under Basel II.5 and are phased in as capital deductions under Basel III. Refer to table
"Additional information" in section "Reconciliation requirements" for further information.

BIS eligible capital - Basel III
	Group		Bank
end of	2013	2012	2013	2012
Eligible capital (CHF million)
CET1 capital	42,989	41,500	38,028	36,717
Total tier 1 capital	46,061	44,357	41,105	40,477
Total eligible capital	56,288	51,519	52,066	49,306

The following table presents the Basel III phase-in requirements for each of the relevant capital components and discloses the Group’s and the Bank’s current capital metrics against those requirements.

BIS capital ratios - Basel III
	Group				Bank
	2013			2012	2013			2012
end of	Ratio	Requirement	Excess	Ratio	Ratio	Requirement	Excess	Ratio
Capital ratios (%)
Total CET1 [1]	15.7	3.5	12.2	14.2	14.4	3.5	10.9	13.0
Tier 1	16.8	4.5	12.3	15.2	15.6	4.5	11.1	14.3
Total capital	20.6	8.0	12.6	17.6	19.7	8.0	11.7	17.5
1 Capital conservation buffer, countercyclical buffer and G-SIB buffer requirement is nil as of December 31, 2013.

BIS eligible capital and ratios - Basel II.5
end of 2012	Group	Bank
Eligible capital (CHF million)
Core tier 1 capital	34,766	30,879
Tier 1 capital	43,547	39,660
Total eligible capital	49,936	47,752
Capital ratios (%)
Core tier 1 ratio	15.5	14.4
Tier 1 ratio	19.4	18.4
Total capital ratio	22.3	22.2

Capital metrics under Swiss requirements
Swiss Core and Total Capital ratios
Swiss Core Capital consists of CET1 capital, tier 1 participation securities, which FINMA advised may be included with a haircut of 20% until December 31, 2018 at the latest, and may include certain other Swiss adjustments. Swiss Total Capital also includes high-trigger capital instruments and low-trigger capital instruments.
As of the end of 2013, our Swiss Core Capital and Swiss Total Capital ratios were 16.2% and 21.2%, respectively, compared to the Swiss capital ratio phase-in requirements of 6.0% and 8.1%, respectively.

Swiss risk-weighted assets - Group
	Basel III				Basel II.5
	2013				2012
end of	Ad- vanced	Stan- dardized	Total		Ad- vanced		Stan- dardized	Total
Risk-weighted assets (CHF million)
Total BIS risk-weighted assets	246,171	27,675	273,846		207,483		16,813	224,296
Impact of differences in thresholds [1]	(17)	415	398		–		–	–
Other multipliers	617	–	617	[2]	1,737		13,226	14,963	[3]
VaR hedge fund add-on	–	–	–		738	[4]	–	738
Total Swiss risk-weighted assets	246,771	28,090	274,861		209,958		30,039	239,997
1 Represents the impact on risk-weighted assets of increased regulatory thresholds resulting from additional Swiss Core Capital.
2 Primarily related to equity IRB multiplier.
3 Primarily related to credit non-counterparty-related risk.
4
The VaR hedge fund capital add-on was stress-test-based and was introduced by FINMA in 2008 for hedge fund exposures in the trading book. This is no longer applied following the implementation of the RNIV framework.

Swiss Core and Total Capital ratios
	Group		Bank
end of	2013	2012	2013	2012
Capital development (CHF million)
CET1 capital	42,989	41,500	38,028	36,717
Swiss regulatory adjustments [1]	1,658	2,481	1,711	2,864
Swiss Core Capital	44,647	43,981	39,739	39,581
High-trigger capital instruments [2]	7,743	4,084	7,743	4,084
Low-trigger capital instruments [3]	6,005	–	5,164	–
Swiss Total Capital	58,395	48,065	52,646	43,665
Capital ratios (%)
Swiss Core Capital ratio	16.2	15.0	15.0	14.0
Swiss Total Capital ratio	21.2	16.4	19.8	15.4
1
Consists of tier 1 participation securities of CHF 1.3 billion, additional tier 1 deductions for which there is not enough tier 1 capital available and is therefore deducted from Swiss Core Capital and other Swiss regulatory adjustments.

2 Consists of CHF 5.2 billion additional tier 1 instruments and CHF 2.5 billion tier 2 instruments.
3 Consists of CHF 2.3 billion additional tier 1 instruments and CHF 3.7 billion tier 2 instruments.

The following table presents the Swiss requirements for each of the relevant capital components and discloses our current capital metrics against those requirements.

Swiss capital requirements and coverage
	Group					Bank
	Capital requirements					Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	2013	Minimum component	Buffer component	Progressive component	Excess	2013
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–	–	–	274.9	–	–	–	–	265.3
2013 Swiss capital requirements [1]
Minimum Swiss Total Capital ratio	3.5%	3.5%	1.1%	–	8.1%	3.5%	3.5%	1.1%	–	8.1%
Minimum Swiss Total Capital (CHF billion)	9.6	9.6	3.0	–	22.3	9.3	9.3	2.9	–	21.5
Swiss capital coverage (CHF billion)
Swiss Core Capital	9.6	1.9	–	33.2	44.6	9.3	1.5	–	28.9	39.7
High-trigger capital instruments	–	7.7	–	–	7.7	–	7.7	–	–	7.7
Low-trigger capital instruments	–	–	3.0	3.0	6.0	–	–	2.9	2.2	5.2
Swiss Total Capital	9.6	9.6	3.0	36.1	58.4	9.3	9.3	2.9	31.1	52.6
Capital ratios (%)
Swiss Total Capital ratio	3.5%	3.5%	1.1%	13.1%	21.2%	3.5%	3.5%	1.1%	11.7%	19.8%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of risk-weighted assets.

Swiss capital requirements - Basel II.5
end of 2012	Group	Bank
Swiss capital requirements
Required capital (CHF million) [1]	19,200	18,388
Capital requirement covering ratio (%)	260.1	259.7
1 Calculated as 8% of total risk-weighted assets.

Credit risk

General
Credit risk consists of the following categories:

– Credit risk by asset class
– Securitization risk in the banking book
– Equity type securities in the banking book
– CVA risk
– Exposures below 15% threshold
– CCP risk
– Settlement risk
– Other items

> Refer to “Credit risk” (pages 128 to 139) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2013 for information on our credit risk management approach, ratings and risk mitigation and impaired exposures and allowances.

Credit risk by asset class
General
For regulatory purposes, we categorize our exposures into asset classes with different underlying risk characteristics including type of counterparty, size of exposure and type of collateral. The asset class categorization is driven by regulatory rules from the Basel framework.
The following table presents the description of credit risk by asset class under the Basel framework (grouped as either institutional or retail) and the related regulatory approaches used.

Credit risk by asset class - Overview
Asset class	Description	Approaches

Institutional credit risk (mostly in the Investment Banking division)
Sovereigns	Exposures to central governments, central banks, BIS, the International Monetary Fund, the European Central Bank and eligible Multilateral Development Banks (MDB).	PD/LGD for most portfolios Standardized for banking book treasury liquidity positions and other assets
Other institutions	Exposures to public bodies with the right to raise taxes or whose liabilities are guaranteed by a public sector entity.	PD/LGD for most portfolios Standardized for banking book treasury liquidity positions and other assets
Banks	Exposures to banks, securities firms, stock exchanges and those MDB that do not qualify for sovereign treatment.	PD/LGD for most portfolios SRW for unsettled trades Standardized for banking book treasury liquidity positions and other assets
Corporates	Exposures to corporations (except small businesses) and public sector entities with no right to raise taxes and whose liabilities are not guaranteed by a public entity. The Corporate asset class also includes specialized lending, in which the lender looks primarily to a single source of revenues to cover the repayment obligations and where only the financed asset serves as security for the exposure (e.g., income producing
	real estate or commodities finance).	PD/LGD for most portfolios SRW for Investment Banking specialized lending exposures Standardized for banking book treasury liquidity positions and other assets

Retail credit risk (mostly in the Private Banking & Wealth Management division)
Residential mortgages	Includes exposures secured by residential real estate collateral occupied or let by the borrower.	PD/LGD
Qualifying revolving retail	Includes credit card receivables and overdrafts.	PD/LGD
Other retail	Includes loans collateralized by securities, consumer loans, leasing and small business exposures.	PD/LGD Standardized for other assets

Other credit risk
Other exposures	Includes exposures with insufficient information to treat under the A-IRB approach or to allocate under the Standardized approach into any other asset class.	Standardized

Gross credit exposures , risk-weighted assets and capital requirement
The following table presents the derivation of risk-weighted assets from the gross credit exposures (pre- and post-substitution), broken down by regulatory approach and by the credit asset class under the Basel framework.

Gross credit exposures and risk-weighted assets by regulatory approach
	2013							2012
	Exposure			Risk- weighted assets	[1]	Capital require- ment	[2]	Exposure			Risk- weighted assets	[1]	Capital require- ment	[2]
end of	Pre- substitution	[3]	Post- substitution					Pre- substitution	[3]	Post- substitution
A-IRB (CHF million)
PD/LGD
Sovereigns	71,220		68,539	3,567		285		64,930		63,378	4,764		381
Other institutions	1,875		1,866	388		31		5,737		5,431	1,294		104
Banks	32,676		38,398	10,510		841		46,403		50,822	14,019		1,122
Corporates	174,997		171,965	79,912		6,393		177,115		174,554	76,205		6,096
Total institutional	280,768		280,768	94,377		7,550		294,185		294,185	96,282		7,703
Residential mortgage	98,800		98,800	10,525		842		96,425		96,425	10,148		812
Qualifying revolving retail	699		699	246		20		156		156	261		20
Other retail	63,056		63,056	11,100		888		57,768		57,768	9,815		785
Total retail	162,555		162,555	21,871		1,750		154,349		154,349	20,224		1,617
Total PD/LGD	443,323		443,323	116,248		9,300		448,534		448,534	116,506		9,320
Supervisory risk weights (SRW)
Banks	27		27	6		1		23		23	5		1
Corporates	998		998	518		41		1,014		1,014	52		4
Total institutional	1,025		1,025	524		42		1,037		1,037	57		5
Total SRW	1,025		1,025	524		42		1,037		1,037	57		5
Total A-IRB	444,348		444,348	116,772		9,342		449,571		449,571	116,563		9,325
Standardized (CHF million)
Sovereigns	5,497		5,497	79		6		6,165		6,165	66		5
Other institutions	245		245	55		5		433		433	93		7
Banks	727		727	301		24		1,122		1,122	358		29
Corporates	863		863	501		40		505		505	116		9
Total institutional	7,332		7,332	936		75		8,225		8,225	633		50
Other retail	47		47	21		2		8		8	8		1
Total retail	47		47	21		2		8		8	8		1
Other exposures	6,107		6,107	2,683		214		14,164		14,164	7,876		630
Total standardized	13,486		13,486	3,640		291		22,397		22,397	8,517		681

Total	457,834		457,834	120,412		9,633		471,968		471,968	125,080		10,006
of which counterparty credit risk [4]	75,629		75,629	25,282		2,023		80,389		80,389	25,463		2,037
1 2013 risk-weighted assets are based on Basel III whereas 2012 risk-weighted assets are based on Basel II.5.
2 Calculated as 8% of risk-weighted assets.
3
Gross credit exposures are shown pre- and post-substitution as, in certain circumstances, credit risk mitigation is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.

4 Includes derivatives and securities financing transactions.

Gross credit exposures and risk-weighted assets
	2013			2012
	End of	Monthly average	Risk- weighted assets (Basel III)	End of	Monthly average	Risk- weighted assets (Basel II.5)
Gross credit exposures (CHF million)
Loans, deposits with banks and other assets [1]	323,102	319,025	70,693	323,411	351,806	75,371
Guarantees and commitments	59,103	63,849	24,437	68,168	63,919	24,246
Securities financing transactions	30,521	36,949	7,204	26,445	28,358	4,435
Derivatives	45,108	53,307	18,078	53,944	64,382	21,028
Total	457,834	473,130	120,412	471,968	508,465	125,080
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Geographic distribution of gross credit exposures
end of	Switzerland	EMEA	Americas	Asia Pacific	Total
2013 (CHF million)
Loans, deposits with banks and other assets [1]	155,868	77,044	63,758	26,432	323,102
Guarantees and commitments	13,304	16,786	27,089	1,924	59,103
Securities financing transactions	2,349	10,234	15,824	2,114	30,521
Derivatives	3,885	24,311	12,537	4,375	45,108
Total	175,406	128,375	119,208	34,845	457,834
2012 (CHF million)
Loans, deposits with banks and other assets [1]	154,942	84,140	60,326	24,003	323,411
Guarantees and commitments	15,562	20,185	28,424	3,997	68,168
Securities financing transactions	2,165	10,431	12,114	1,735	26,445
Derivatives	5,400	28,599	15,093	4,852	53,944
Total	178,069	143,355	115,957	34,587	471,968
The geographic distribution is based on the country of incorporation or the nationality of the counterparty, shown pre-substitution.
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Industry distribution of gross credit exposures
end of	Financial institutions	Commercial	Consumer	Public authorities	Total
2013 (CHF million)
Loans, deposits with banks and other assets [1]	11,872	123,330	120,955	66,945	323,102
Guarantees and commitments	3,387	51,501	2,538	1,677	59,103
Securities financing transactions	6,738	19,650	27	4,106	30,521
Derivatives	10,726	23,963	1,980	8,439	45,108
Total	32,723	218,444	125,500	81,167	457,834
2012 (CHF million)
Loans, deposits with banks and other assets [1]	15,768	128,172	115,779	63,692	323,411
Guarantees and commitments	4,280	55,923	3,815	4,150	68,168
Securities financing transactions	9,167	13,717	24	3,537	26,445
Derivatives	17,741	25,045	1,461	9,697	53,944
Total	46,956	222,857	121,079	81,076	471,968
Exposures are shown pre-substitution.
1 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Remaining contractual maturity of gross credit exposures
end of	within 1 year	[1]	within 1-5 years	Thereafter	Total
2013 (CHF million)
Loans, deposits with banks and other assets [2]	186,323		90,024	46,755	323,102
Guarantees and commitments	23,060		34,546	1,497	59,103
Securities financing transactions	30,170		336	15	30,521
Derivatives	15,239		17,003	12,866	45,108
Total	254,792		141,909	61,133	457,834
2012 (CHF million)
Loans, deposits with banks and other assets [2]	188,017		91,884	43,510	323,411
Guarantees and commitments	30,920		35,245	2,003	68,168
Securities financing transactions	26,430		0	15	26,445
Derivatives	19,317		32,159	2,468	53,944
Total	264,684		159,288	47,996	471,968
1 Includes positions without agreed residual contractual maturity.
2 Includes interest bearing deposits with banks, banking book loans, available-for-sale debt securities and other receivables.

Portfolios subject to PD/LGD approach
Rating models
The majority of the credit rating models used in Credit Suisse are developed internally by Credit Analytics, a specialized unit in Credit Risk Management (CRM). These models are independently validated by Model Risk Management prior to use in the Basel III regulatory capital calculation, and thereafter on a regular basis. Credit Suisse also use models purchased from recognized data and model providers (e.g. credit rating agencies). These models are owned by Credit Analytics and are validated internally and follow the same governance process as models developed internally.
All new or material changes to rating models are subject to a robust governance process. Post development and validation of a rating model or model change, the model is taken through a number of committees where model developers, validators and users of the models discuss the technical and regulatory aspects of the model. The relevant committees opine on the information provided and decide to either approve or reject the model or model change. The ultimate decision making committee is the Risk Processes and Standards Committee (RPSC). The responsible Executive Board Member for the RPSC is the Chief Risk Officer (CRO). The RPSC sub-group responsible for rating models is the Credit Model Steering Committee (CMSC). RPSC or CMSC also review and monitor the continued use of existing models on an annual basis.

Model development
The techniques to develop models are carefully selected by Credit Analytics to meet industry standards in the banking industry as well as regulatory requirements. The models are developed to exhibit “through-the-cycle” characteristics, reflecting a probability of default in a 12 month period across the credit cycle.
All models have clearly defined model owners who have primary responsibility for development, enhancement, review, maintenance and documentation. The models have to pass statistical performance tests, where feasible, followed by usability tests by designated CRM experts to proceed to formal approval and implementation. The development process of a new model is thoroughly documented and foresees a separate schedule for model updates.
The level of calibration of the models is based on a range of inputs, including internal and external benchmarks where available. Additionally, the calibration process ensures that the estimated calibration level accounts for variations of default rates through the economic cycle and that the underlying data contains a representative mix of economic states. Conservatism is incorporated in the model development process to compensate for any known or suspected limitations and uncertainties.

Model validation
Model validation within Credit Suisse is performed by an independent function subject to clear and objective internal standards as outlined in the Validation Policy. This ensures a consistent and meaningful approach for the validation of models across the bank and over time, allowing comparison of model performance over the years. All models whose outputs fall into the scope of the Basel internal model framework are in scope of the model validation governance framework. Externally developed models are subject to the same governance and validation standards as internal models.
The validation process requires each in scope model to be validated and approved before go-live; the same process is followed for model changes to an existing model. Existing models are part of a regular review process which requires each model to be periodically validated and the performance to be monitored annually. Each validation review is a comprehensive quantitative and qualitative assessment with the goal:

– to confirm that the model remains conceptually sound and the model design is suitable for its intended purpose;
– to verify that the assumptions are still valid and weaknesses and limitations are known and mitigated;
– to determine that the model outputs are accurate compared to realized outcome;

– to establish whether the model is accepted by the users and used as intended with appropriate data governance;
– to check whether a model is implemented correctly;
– to ensure that the model is fully transparent and sufficiently documented.

To meet these goals, models are validated against a series of quantitative and qualitative criteria  which have been approved by the model governing committees. Quantitative analyses include a review of model performance (comparison of model output against realized outcome), calibration accuracy against the longest time series available, assessment of a model’s ability to rank order risk and performance against available benchmarks. Qualitative assessment includes a review of the appropriateness of the key model assumptions, the identification of the model limitations and their mitigation, and model use. The modeling approach is re-assessed in light of developments in the academic literature and industry practice.
Results and conclusions are presented to senior risk management; shortcomings and required improvements identified by Validation must be remediated within an agreed deadline. Validation is independent and has the final say on the content of each validation report.

Stress testing of parameters
The potential biases in PD estimates in unusual market conditions are accounted for by the use of long run average estimates. Credit Suisse additionally uses stress-testing when back-testing PD models. When predefined thresholds are breached during back-testing, a review of the calibration level is undertaken. For LGD/CCF calibration stress testing is applied in defining Downturn LGD/CCF values, reflecting potentially increased losses during stressed periods.

Descriptions of the rating processes
All counterparties that Credit Suisse is exposed to are assigned an internal credit rating. At the time of initial credit approval and review, relevant quantitative data (such as financial statements and financial projections) and qualitative factors relating to the counterparty are used by CRM in the models and result in the assignment of a credit rating or PD, which measures the counterparty’s risk of default over a one-year period.

Counterparty and transaction rating process – Corporates (excluding corporates managed on the Swiss platform), banks and sovereigns (primarily in the Investment Banking division)
Where rating models are used, the models are an integral part of the rating process, and the outputs from the models are complemented with other relevant information by credit officers via a robust model-override framework where information not captured by the models is taken into account by experienced credit officers. In addition to the information captured by the rating models, credit officers make use of peer analysis, industry comparisons, external ratings and research and the judgment of credit experts to complement the model ratings. This analysis emphasizes a forward looking approach, concentrating on economic trends and financial fundamentals. Where rating models are not used the assignment of credit ratings is based on a well-established expert judgment based process which captures key factors specific to the type of counterparty.
For structured and asset finance deals, the approach is more quantitative. The focus is on the performance of the underlying assets, which represent the collateral of the deal. The ultimate rating is dependent upon the expected performance of the underlying assets and the level of credit enhancement of the specific transaction. Additionally, a review of the originator and/or servicer is performed. External ratings and research (rating agency and/or fixed income and equity), where available, are incorporated into the rating justification, as is any available market information (e.g., bond spreads, equity performance).
Transaction ratings are based on the analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed include seniority, industry and collateral. The analysis emphasizes a forward looking approach.

Counterparty and transaction rating process – Corporates managed on the Swiss platform, mortgages and other retail (primarily in the Private Banking & Wealth Management division)
For corporates managed on the Swiss platform and mortgage lending, the statistically derived rating models, which are based on internally compiled data comprising both quantitative factors (primarily loan-to-value ratio and the borrower’s income level for mortgage lending and balance sheet information for corporates) and qualitative factors (e.g., credit histories from credit reporting bureaus). Collateral loans, which form the largest part of “other retail”, are treated according to Basel III rules with pool PD and pool LGD based on historical loss experience. Most of the collateral loans are loans collateralized by securities.
The internal rating grades are mapped to the Credit Suisse Internal Masterscale. The PDs assigned to each rating grade are reflected in the following table.

Credit Suisse counterparty ratings
Ratings	PD bands (%)	Definition	S&P	Fitch	Moody's	Details
AAA	0.000 - 0.021	Substantially risk free	AAA	AAA	Aaa	Extremely low risk, very high long-term stability, still solvent under extreme conditions
AA+ AA AA-	0.021 - 0.027 0.027 - 0.034 0.034 - 0.044	Minimal risk	AA+ AA AA-	AA+ AA AA-	Aa1 Aa2 Aa3	Very low risk, long-term stability, repayment sources sufficient under lasting adverse conditions, extremely high medium-term stability
A+ A A-	0.044 - 0.056 0.056 - 0.068 0.068 - 0.097	Modest risk	A+ A A-	A+ A A-	A1 A2 A3	Low risk, short- and mid-term stability, small adverse developments can be absorbed long term, short- and mid-term solvency preserved in the event of serious difficulties
BBB+ BBB BBB-	0.097 - 0.167 0.167 - 0.285 0.285 - 0.487	Average risk	BBB+ BBB BBB-	BBB+ BBB BBB-	Baa1 Baa2 Baa3	Medium to low risk, high short-term stability, adequate substance for medium-term survival, very stable short term
BB+ BB BB-	0.487 - 0.839 0.839 - 1.442 1.442 - 2.478	Acceptable risk	BB+ BB BB-	BB+ BB BB-	Ba1 Ba2 Ba3	Medium risk, only short-term stability, only capable of absorbing minor adverse developments in the medium term, stable in the short term, no increased credit risks expected within the year
B+ B B-	2.478 - 4.259 4.259 - 7.311 7.311 - 12.550	High risk	B+ B B-	B+ B B-	B1 B2 B3	Increasing risk, limited capability to absorb further unexpected negative developments
CCC+ CCC CCC- CC	12.550 - 21.543 21.543 - 100.00 21.543 - 100.00 21.543 - 100.00	Very high risk	CCC+ CCC CCC- CC	CCC+ CCC CCC- CC	Caa1 Caa2 Caa3 Ca	High risk, very limited capability to absorb further unexpected negative developments
C D1 D2	100 Risk of default has materialized	Imminent or actual loss	C D	C D	C	Substantial credit risk has materialized, i.e. counterparty
is distressed and/or non-performing. Adequate specific
provisions must be made as further adverse developments
will result directly in credit losses.
Transactions rated C are potential problem loans; those rated D1 are non-performing assets and those rated D2 are non-interest earning.

Use of internal ratings
Internal ratings play an essential role in the decision-making and the credit approval processes. The portfolio credit quality is set in terms of the proportion of investment and non-investment grade exposures. Investment/non-investment grade is determined by the internal rating assigned to a counterparty.
Internal counterparty ratings (and associated PDs), transaction ratings (and associated LGDs) and CCF for loan commitments are inputs to risk-weighted assets and Economic Risk Capital (ERC) calculations. Model outputs are the basis for risk-adjusted-pricing or assignment of credit competency levels.
The internal ratings are also integrated into the risk management reporting infrastructure and are reviewed in senior risk management committees. These committees include the Chief Executive Officer, Chief Credit Officer (CCO), Regional CCO, RPSC and Capital Allocation Risk Management Committee (CARMC).
To ensure ratings are assigned in a robust and consistent basis, the Global Risk Review Function (GRR) perform periodic portfolio reviews which cover, amongst other things:

– accuracy and consistency of assigned counterparty/transaction ratings;
– transparency of rating justifications (both the counterparty rating and transaction rating);
– quality of the underlying credit analysis and credit process;
– adherence to Credit Suisse policies, guidelines, procedures, and documentation checklists.

The GRR function is an independent control function within the CRM which reports to the head of Global Credit Control.

Institutional credit exposures by counterparty rating under PD/LGD approach
end of 2013	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)
Sovereigns
AAA	27,171	6.01	0.93		19
AA	33,173	6.41	1.79		79
A	925	43.53	13.25		30
BBB	6,431	46.95	24.86		1
BB	185	34.98	68.09		3
B or lower	376	29.24	104.84		–
Default (net of specific provisions)	278	–	–		–
Total credit exposure	68,539	–	–		132
Exposure-weighted average CCF (%) [2]	99.77	–	–		–
Other institutions
AAA	–	–	–		–
AA	1,084	41.30	10.12		448
A	147	44.16	14.58		63
BBB	499	41.08	28.96		134
BB	44	43.11	69.47		8
B or lower	92	18.33	64.35		1
Default (net of specific provisions)	–	–	–		–
Total credit exposure	1,866	–	–		654
Exposure-weighted average CCF (%) [2]	57.40	–	–		–
Banks
AAA	–	–	–		–
AA	6,883	48.74	11.10		894
A	20,843	48.72	17.32		2,010
BBB	6,458	40.23	35.46		294
BB	3,512	38.67	72.19		144
B or lower	553	34.23	102.64		16
Default (net of specific provisions)	149	–	–		–
Total credit exposure	38,398	–	–		3,358
Exposure-weighted average CCF (%) [2]	93.63	–	–		–
Corporates
AAA	–	–	–		–
AA	32,560	46.10	11.57		6,655
A	32,436	42.23	18.57		8,851
BBB	46,770	37.54	36.27		11,283
BB	43,171	35.82	66.58		5,056
B or lower	15,927	35.40	117.94		5,113
Default (net of specific provisions)	1,101	–	–		8
Total credit exposure	171,965	–	–		36,966
Exposure-weighted average CCF (%) [2]	76.33	–	–		–
Total institutional credit exposure	280,768	–	–		41,110
1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%.
2 Calculated before credit risk mitigation.

Institutional credit exposures by counterparty rating under PD/LGD approach (continued)
end of 2012	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)
Sovereigns
AAA	28,379	13.54	2.66		16
AA	25,923	9.47	1.58		15
A	4,876	52.11	30.68		–
BBB	3,614	54.57	33.42		–
BB	141	42.74	89.79		–
B or lower	98	42.46	154.80		–
Default (net of specific provisions)	347	–	–		–
Total credit exposure	63,378	–	–		31
Exposure-weighted average CCF (%) [2]	98.99	–	–		–
Other institutions
AAA	–	–	–		–
AA	4,044	50.99	14.81		1,800
A	597	44.56	24.60		128
BBB	555	47.97	36.21		782
BB	53	50.79	84.48		10
B or lower	182	34.42	125.90		–
Default (net of specific provisions)	–	–	–		–
Total credit exposure	5,431	–	–		2,720
Exposure-weighted average CCF (%) [2]	69.23	–	–		–
Banks
AAA	–	–	–		–
AA	10,677	47.76	11.32		56
A	27,032	49.53	19.03		705
BBB	8,766	40.47	34.37		191
BB	3,315	47.50	82.79		153
B or lower	841	33.65	109.95		12
Default (net of specific provisions)	191	–	–		–
Total credit exposure	50,822	–	–		1,117
Exposure-weighted average CCF (%) [2]	93.66	–	–		–
Corporates
AAA	–	–	–		–
AA	29,728	43.42	12.04		8,578
A	36,684	38.51	15.64		12,543
BBB	47,125	37.08	34.61		11,830
BB	45,937	36.17	66.37		6,906
B or lower	13,403	31.20	105.20		3,922
Default (net of specific provisions)	1,677	–	–		44
Total credit exposure	174,554	–	–		43,823
Exposure-weighted average CCF (%) [2]	75.60	–	–		–
Total institutional credit exposure	294,185	–	–		47,691
1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%.
2 Calculated before credit risk mitigation.

Retail credit exposures by expected loss band under PD/LGD approach
end of 2013	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)
Residential mortgages
0.00%-0.15%	91,837	15.83	7.82		1,195
0.15%-0.30%	4,355	29.06	29.31		145
0.30%-1.00%	2,226	28.71	49.38		45
1.00% and above	162	23.87	91.49		–
Defaulted (net of specific provisions)	220	–	–		1
Total credit exposure	98,800	–	–		1,386
Exposure-weighted average CCF (%) [2]	97.89	–	–		–
Qualifying revolving retail
0.00%-0.15%	–	–	–		–
0.15%-0.30%	–	–	–		–
0.30%-1.00%	515	50.00	23.35		–
1.00% and above	183	20.00	60.59		–
Defaulted (net of specific provisions)	1	–	–		–
Total credit exposure	699	–	–		–
Exposure-weighted average CCF (%) [2]	99.98	–	–		–
Other retail
0.00%-0.15%	57,924	54.15	13.42		1,218
0.15%-0.30%	503	47.03	29.61		60
0.30%-1.00%	2,284	39.25	46.02		111
1.00% and above	2,143	40.79	60.44		41
Defaulted (net of specific provisions)	202	–	–		2
Total credit exposure	63,056	–	–		1,432
Exposure-weighted average CCF (%) [2]	93.68	–	–		–
Total retail credit exposure	162,555	–	–		2,818
1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%.
2 Calculated before credit risk mitigation.

Retail credit exposures by expected loss band under PD/LGD approach (continued)
end of 2012	Total exposure (CHF m)	Exposure- weighted average LGD (%)	Exposure- weighted average risk weight (%)	[1]	Undrawn commit- ments (CHF m)
Residential mortgages
0.00%-0.15%	88,421	16.46	7.39		1,433
0.15%-0.30%	4,946	26.49	27.39		137
0.30%-1.00%	2,575	28.81	46.88		40
1.00% and above	251	29.82	96.97		2
Defaulted (net of specific provisions)	232	–	–		1
Total credit exposure	96,425	–	–		1,613
Exposure-weighted average CCF (%) [2]	97.45	–	–		–
Qualifying revolving retail
0.00%-0.15%	–	–	–		–
0.15%-0.30%	–	–	–		–
0.30%-1.00%	–	–	–		–
1.00% and above	155	60.00	157.31		–
Defaulted (net of specific provisions)	1	–	–		–
Total credit exposure	156	–	–		–
Exposure-weighted average CCF (%) [2]	99.78	–	–		–
Other retail
0.00%-0.15%	51,782	48.45	14.28		1,095
0.15%-0.30%	576	46.71	29.67		92
0.30%-1.00%	2,889	41.88	34.84		120
1.00% and above	2,247	21.55	32.43		14
Defaulted (net of specific provisions)	274	–	–		2
Total credit exposure	57,768	–	–		1,323
Exposure-weighted average CCF (%) [2]	93.93	–	–		–
Total retail credit exposure	154,349	–	–		2,936
1 The exposure-weighted average risk weights in percentage terms is the multiplier applied to regulatory exposures to derive risk-weighted assets, and may exceed 100%.
2 Calculated before credit risk mitigation.

Loss analysis – regulatory expected loss vs. cumulative actual loss
The following table shows the regulatory expected loss as of the beginning of the years compared with the cumulative actual loss incurred during the year ended December 31, 2013 and 2012, respectively, for those portfolios where credit risk is calculated using the IRB approach.

Analysis of expected loss vs. cumulative actual loss
	2013		2012
	Expected loss (beginning of year)	Cumulative actual loss	Expected loss (beginning of year)	Cumulative actual loss
Losses (CHF million)
Sovereigns	13	108	43	201
Banks	360	226	393	243
Other institutions	4	163	3	263
Corporates	1,297	965	1,212	917
Residential mortgages	108	42	111	52
Other retail (including qualifying revolving retail)	322	324	271	330
Total losses	2,104	1,828	2,033	2,006
The methodology for assigning actual losss to regulatory asset classes has been refined. Prior period balances have been restated in order to show comparable numbers.

Regulatory expected loss
Regulatory expected loss is a Basel III measure based on Pillar 1 metrics which is an input to the capital adequacy calculation. Regulatory expected loss can be seen as an expectation of average future loss as derived from our IRB models, and is not a prediction of future impairment. For non-defaulted assets, regulatory expected loss is calculated using PD and downturn estimates of LGD and EAD CCF. For the calculation of regulatory expected loss for defaulted accrual accounted assets, PD is 100% and LGD is based on an estimate of likely recovery levels for each asset.

Cumulative actual loss
Cumulative actual loss comprises two parts: the opening impairment balance and the net specific impairment losses for loans held at amortized cost and actual value charges providing an equivalent impairment measure for both fair value loans and counterparty exposures as if these were loans held at amortized cost (excluding any realized credit default swap gains). The actual value charges may not necessarily be the same as the fair value movements recorded through the consolidated statements of operations.
Cumulative actual loss can also include charges against assets that were originated during the year and were therefore outside of the scope of the regulatory expected loss calculated at the beginning of the year. Cumulative actual loss does not include the effects on the impairment balance of amounts written off during the year.
The average cumulative actual loss over the last two years is below the expected loss estimates reflecting a level of conservatism in the corporate and residential mortgage rating models. The Other Retail asset class models were recalibrated upwards in 2013 resulting in a higher expected loss as of the year end.
The following table presents the components of the cumulative actual loss.

Cumulative actual loss
	2013				2012
	Opening impairment balance	Specific impairment losses	Actual value charges	Total actual loss	Opening impairment balance	Specific impairment losses	Actual value charges	Total actual loss
CHF million
Sovereigns	196	0	(88)	108	8	0	193	201
Banks	220	0	6	226	261	0	(18)	243
Other institutions	166	1	(4)	163	262	17	(16)	263
Corporates	779	89	97	965	673	64	180	917
Residential mortgages	38	4	0	42	47	5	0	52
Other retail	241	83	0	324	186	144	0	330
Total	1,640	177	11	1,828	1,437	230	339	2,006
The methodology for assigning actual losss to regulatory asset classes has been refined. Prior period balances have been restated in order to show comparable numbers.

Credit Model Performance – estimated vs. actual
The following tables present the forecast and actual PD, LGD and EAD CCF for assets under the IRB approach. Estimated values of PD, LGD and CCF reflect probable long-run average values, allowing for possible good and bad outcomes in different years. Because they represent long-run averages, PD, LGD and CCF shown are not intended to predict outcomes in any particular year, and cannot be regarded as predictions of the corresponding actual reported results.

Analysis of expected credit model performance vs. actual results – Private Banking & Wealth Management
	PD of total portfolio (%)		LGD of defaulted assets (%)
	Estimated	Actual	Estimated	Actual
Corporates	0.74	0.42	41	34
Residential mortgages	0.47	0.18	20	9
Other retail	0.55	0.33	49	45
CCF of defaulted assets only disclosed on a total Private Banking & Wealth Management basis. Estimated CCF: 28%; actual CCF:22%.

Private Banking & Wealth Management
Estimated PD, LGD and CCF for Private Banking & Wealth Management are derived from a counterparty-weighted average from each model, and then mapped to the regulatory asset class directly or mapped using an exposure-weighted (model to asset class) average.
In the table above, the comparison between actual and estimated parameters for Private Banking & Wealth Management is derived from the latest available internal portfolio reviews used within the model performance and validation framework and where possible, multi-year analysis is applied.
Actual PDs for Corporate, Residential mortgage and Other asset classes are below the estimate as the through-the-cycle-model-calibration includes a margin of conservatism.
Actual LGDs results for Residential mortgage clients are materially below estimated LGD, reflecting a relatively cautious model calibration.

Analysis of expected credit model performance vs. actual results – Investment Banking
	PD of total portfolio (%)		LGD of defaulted assets (%)		CCF of defaulted assets (%)
	Estimated	Actual	Estimated	Actual	Estimated	Actual
Sovereigns	0.86	0.69	44	39	–	–
Banks	1.41	0.52	51	16	–	–
Corporates and other institutions	2.06	0.58	41	31	58	59

Investment Banking
Estimated and actual PD, LGD and CCF for Investment Banking are counterparty-weighted averages in the year of default, and then for the multi-year based disclosure, we use a simple average PD, whereas for the calculation of LGD and CCF a counterparty-weighted average across all years is used.
The table above shows that realized LGD and PD rates are below model estimates for Sovereigns, Banks and Corporate and Other Institutions. This is a reflection of conservatism within parameter settings, together with year-on-year variation in realized values of these parameters.

Portfolios subject to the standardized and supervisory risk weights approaches
Standardized approach
Under the standardized approach, risk weights are determined either according to credit ratings provided by recognized external credit assessment institutions or, for unrated exposures, by using the applicable regulatory risk weights. Less than 10% of our credit risk is determined using this approach. Balances include banking book treasury liquidity positions.

Supervisory risk weights approach
For specialized lending exposures, internal rating grades are mapped to one of five supervisory categories, associated with a specific risk weight under the SRW approach.

Equity IRB Simple approach
For equity type securities in the banking book, risk weights are determined using the IRB Simple approach, which differentiates by equity sub-asset types (qualifying private equity, listed equity and all other equity positions).

Standardized and supervisory risk weighted exposures after risk mitigation by risk weighting bands
end of	Standardized approach	SRW	Equity IRB Simple	Total
2013 (CHF million)
0%	8,699	131	0	8,830
>0%-50%	1,592	607	0	2,199
>50%-100%	3,195	287	0	3,482
>100%-200%	0	0	1,562	1,562
>200%-400%	0	0	1,871	1,871
Total	13,486	1,025	3,433	17,944
2012 (CHF million)
0%	11,477	966	0	12,443
>0%-50%	3,740	23	0	3,763
>50%-100%	7,180	34	0	7,214
>100%-200%	0	14	2,208	2,222
>200%-400%	0	0	1,562	1,562
Total	22,397	1,037	3,770	27,204

Credit risk mitigation used for A-IRB and standardized approaches
Credit risk mitigation processes used under the A-IRB and standardized approaches include on- and off-balance sheet netting and utilizing eligible collateral as defined under the IRB approach.

Netting
> Refer to “Derivative instruments” (pages 135 to 136) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk and to “Note 1 – Summary of significant accounting policies” (pages 217 to 218) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for information on policies and procedures for on- and off-balance sheet netting.
> Refer to “Note 26 – Offsetting of financial assets and financial liabilities” (pages 254 to 257) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on the offsetting of derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions.

Collateral valuation and management
The policies and processes for collateral valuation and management are driven by:

– a legal document framework that is bilaterally agreed with our clients; and
– a collateral management risk framework enforcing transparency through self-assessment and management reporting.

For collateralized portfolio by marketable securities, the valuation is performed daily. Exceptions are governed by the calculation frequency described in the legal documentation. The mark-to-market prices used for valuing collateral are a combination of firm and market prices sourced from trading platforms and service providers, where appropriate. The management of collateral is standardized and centralized to ensure complete coverage of traded products.
For the Private Banking & Wealth Management mortgage lending portfolio, real estate property is valued at the time of credit approval and periodically afterwards, according to our internal policies and controls, depending on the type of loan (e.g., residential, commercial) and loan-to-value ratio.

Primary types of collateral
The primary types of collateral are described below.

Collateral securing foreign exchange transactions and OTC trading activities primarily includes:

– Cash and US Treasury instruments;
– G-10 government securities; and
– Corporate bonds.

Collateral securing loan transactions primarily includes:

– Financial collateral pledged against loans collateralized by securities of Private Banking & Wealth Management clients (primarily cash and marketable securities);
– Real estate property for mortgages, mainly residential, but also multi-family buildings, offices and commercial properties; and
– Other types of lending collateral, such as accounts receivable, inventory, plant and equipment.

Concentrations within risk mitigation
Our Investment Banking division is an active participant in the credit derivatives market and trades with a variety of market participants, principally commercial banks and broker dealers. Credit derivatives are primarily used to mitigate investment grade counterparty exposures.
Concentrations in our Private Banking & Wealth Management lending portfolio arise due to a significant volume of mortgages in Switzerland. The financial collateral used to secure loans collateralized by securities worldwide is generally diversified and the portfolio is regularly analyzed to identify any underlying concentrations, which may result in lower loan-to-value ratios.
> Refer to “Credit risk” (pages 128 to 139) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2013 for further information on risk mitigation.

Credit risk mitigation used for A-IRB and standardized approaches
end of	Eligible financial collateral	Other eligible IRB collateral	Eligible guarantees/ credit derivatives
2013 (CHF million)
Sovereigns	345	0	3,100
Other institutions	10	136	97
Banks	2,611	0	994
Corporates	4,119	31,206	16,088
Residential mortgages	3,750	79,453	52
Other retail	51,816	3,436	233
Total	62,651	114,231	20,564
2012 (CHF million)
Sovereigns	241	0	1,929
Other institutions	10	131	565
Banks	5,303	0	1,673
Corporates	6,667	28,456	16,282
Residential mortgages	3,565	73,441	38
Other retail	47,195	2,778	160
Total	62,981	104,806	20,647
Excludes collateral used to adjust EAD (e.g. as applied under the internal models method).

Counterparty credit risk
Counterparty exposure
Counterparty credit risk arises from OTC and exchange-traded derivatives, repurchase agreements, securities lending and borrowing and other similar products and activities. The subsequent credit risk exposures depend on the value of underlying market factors (e.g., interest rates and foreign exchange rates), which can be volatile and uncertain in nature.
We have received approval from FINMA to use the internal model method for measuring counterparty risk for the majority of our derivative and secured financing exposures.

Credit limits
All credit exposure is approved, either by approval of an individual transaction/facility (e.g., lending facilities), or under a system of credit limits (e.g., OTC derivatives). Credit exposure is monitored daily to ensure it does not exceed the approved credit limit. These credit limits are set either on a potential exposure basis or on a notional exposure basis. Potential exposure means the possible future value that would be lost upon default of the counterparty on a particular future date, and is taken as a high percentile of a distribution of possible exposures computed by our internal exposure models. Secondary debt inventory positions are subject to separate limits that are set at the issuer level.
> Refer to “Credit risk” (pages 128 to 139) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2013 for further information on counterparty credit risk, including transaction rating, credit approval process and provisioning.

Wrong-way exposures
Correlation risk arises when we enter into a financial transaction where market rates are correlated to the financial health of the counterparty. In a wrong-way trading situation, our exposure to the counterparty increases while the counterparty’s financial health and its ability to pay on the transaction diminishes.
Capturing wrong-way risk requires the establishment of basic assumptions regarding correlations for a given trading product. We have multiple processes that allow us to capture and estimate wrong-way risk.

Credit approval and reviews
A primary responsibility of CRM is to monitor counterparty exposure and the creditworthiness of a counterparty, both at the initiation of the relationship and on an ongoing basis. Part of the review and approval process is an analysis and discussion to understand the motivation of the client and to identify the directional nature of the trading in which the client is engaged. Credit limits are agreed in line with the Group’s risk appetite framework taking into account the strategy of the counterparty, the level of disclosure of financial information and the amount of risk mitigation that is present in the trading relationship (e.g., level of collateral).

Exposure adjusted risk calculation
Material trades that feature specific wrong-way risk are applied a conservative treatment for the purpose of calculating exposure profiles. The wrong-way risk framework applies to OTC, securities financing transactions and centrally cleared trades.
Wrong-way risk arises if the exposure the Group has against a counterparty is expected to be high when the probability of default of that counterparty is also high. Wrong-way risk can affect the exposure against a counterparty in two ways:

– The mark-to-market of a trade can be large if the counterparty’s PD is high.
– The value of collateral pledged by that counterparty can be low if the counterparty’s PD is high.

Two main types of wrong-way risk are distinguished:

– “General wrong-way risk” arises when the likelihood of default by counterparties is positively correlated with general market risk factors.
– “Specific wrong-way risk” arises when potential exposure to a specific counterparty is positively correlated with the counterparty’ probability of default due to the nature of the transactions with the counterparty.

There are two variants of specific wrong-way risk:

– If there is a legal connection between the counterparty and the exposure, e.g. the Group buying a put from a counterparty on shares of that counterparty or a parent/subsidiary of that counterparty or a counterparty pledging its own shares or bonds as collateral.
– More general correlation driven specific wrong-way risk.

The presence of wrong-way risk is detected via automated checks for legal connection and via means of stress scenarios and historical time series analyses for correlation.
For those instances where a material wrong-way risk presence is detected, limit utilization and default capital are accordingly adjusted.
Regular reporting of wrong-way risk at both the individual trade and portfolio level allows wrong-way risk to be identified and corrective action taken in the case of heightened concern by CRM. Reporting occurs at various levels:

– Country exposure reporting – Exposure is reported against country limits established for emerging market countries. Exposures that exhibit wrong-way characteristics are given higher risk weighting versus non-correlated transactions, resulting in a greater amount of country limit usage for these trades.
– Counterparty exposure reporting – Transactions that contain wrong-way risk are risk-weighted as part of the daily exposure calculation process, as defined in the credit analytics exposure methodology document. This ensures that correlated transactions utilize more credit limit.
– Correlated repurchase and foreign exchange reports – Monthly reports produced by CRM capturing correlated repurchase and foreign exchange transactions. This information is reviewed by relevant CRM credit officers.
– Scenario risk reporting – In order to identify areas of potential wrong-way risk within the portfolio, a set of defined scenarios are run monthly by Risk Analytics and Reporting. The scenarios are determined by CRM and involve combining existing scenario drivers with specific industries to determine where portfolios are sensitive to these stressed parameters, e.g. construction companies / rising interest rates.
– Scenario analysis is also produced for hedge funds which are exposed to particular risk sensitivities and also may have collateral concentrations due to a specific direction and strategy.
– In addition, and where required, CRM may prepare periodic trade level scenario analysis, in order to review the risk drivers and directionality of the exposure to a counterparty.

The Front Office is responsible for identifying and escalating trades that could potentially give rise to wrong-way risk.
Any material wrong-way risk at portfolio or trade level should be escalated to senior CRM executives and risk committees.

Effect of a credit rating downgrade
On a daily basis, we monitor the level of incremental collateral that would be required by derivative counterparties in the event of a Credit Suisse ratings downgrade. Collateral triggers are maintained by our collateral management department and vary by counterparty.
> Refer to “Credit ratings” (page 100) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2013 for further information on the effect of a one, two or three notch downgrade as of December 31, 2013.

The impact of downgrades in the Bank’s long-term debt ratings are considered in the stress assumptions used to determine the conservative funding profile of our balance sheet and would not be material to our liquidity and funding needs.
> Refer to “Liquidity and funding management” (pages 94 to 100) in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2013 for further information on liquidity and funding management.

Credit exposures on derivative instruments
We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign currency and credit risk. Derivative exposure also includes economic hedges, where the Group enters into derivative contracts for its own risk management purposes but where the contracts do not qualify for hedge accounting under US GAAP. Derivative exposures are calculated according to regulatory methods, using either the current exposures method or approved internal models method. These regulatory methods take into account potential future movements and as a result generate risk exposures that are greater than the net replacement values disclosed for US GAAP.
As of the end of 2013, no credit derivatives were utilized that qualify for hedge accounting under US GAAP.
> Refer to “Derivative instruments” (pages 135 to 136) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk for further information on derivative instruments, including counterparties and their creditworthiness.
> Refer to “Note 31 – Derivative and hedging activities” (pages 281 to 286) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on the fair value of derivative instruments and the distribution of current credit exposures by types of credit exposures.
> Refer to “Note 26 – Offsetting of financial assets and financial liabilities” (pages 254 to 257) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on netting benefits, netted current credit exposures, collateral held and net derivatives credit exposure.

Derivative exposure at default after netting
end of	2013	2012
Derivative exposure at default (CHF million)
Internal models method	37,755	32,717
Current exposure method	7,353	21,227
Total derivative exposure	45,108	53,944

Collateral used for risk mitigation
end of	2013	2012
Collateral used for risk mitigation for the internal models method (CHF million)
Financial collateral - cash / securities	24,911	36,896
Other eligible IRB collateral	407	794
Total collateral used for the internal models method	25,318	37,690
Collateral used for risk mitigation for the current exposure method (CHF million)
Financial collateral - cash / securities	2,489	4,620
Other eligible IRB collateral	277	358
Total collateral used for the current exposure method	2,766	4,978

Credit derivatives that create exposures to counterparty credit risk (notional value)
	2013		2012
end of	Protection bought	Protection sold	Protection bought	Protection sold
Credit derivatives that create exposures to counterparty credit risk (CHF billion)
Credit default swaps	717.3	675.6	851.0	808.1
Total return swaps	7.3	0.1	4.9	1.1
First-to-default swaps	0.0	0.0	0.4	0.0
Other credit derivatives	60.8	22.2	20.0	8.9
Total	785.4	697.9	876.3	818.1

Allowances and impaired loans
The following tables provide additional information on allowances and impaired loans by geographic distribution and changes in the allowances for impaired loans.
Geographic distribution of allowances and impaired loans
end of	Specific allowances	Inherent credit loss allowances	Total allowances	Loans with specific allowances	Loans with inherent credit loss allowances	Total impaired loans
2013 (CHF million)
Switzerland	531	174	705	1,142	68	1,210
EMEA	21	15	36	39	1	40
Americas	56	20	76	180	8	188
Asia Pacific	46	6	52	51	0	51
Total	654	215	869	1,412	77	1,489
2012 (CHF million)
Switzerland	581	187	768	1,252	116	1,368
EMEA	24	15	39	67	34	101
Americas	41	17	58	124	68	192
Asia Pacific	50	7	57	68	0	68
Total	696	226	922	1,511	218	1,729
The geographic distribution of impaired loans is based on the location of the office recording the transaction. This presentation does not reflect the way the Group is managed.

Changes in the allowances for impaired loans
	2013			2012
in	Specific allowances	Inherent credit loss allowances	Total	Specific allowances	Inherent credit loss allowances	Total
Changes in the allowances for impaired loans (CHF million)
Balance at beginning of period	696	226	922	650	260	910
Change in scope of consolidation	(1)	0	(1)	(18)	0	(18)
Net additions/(releases) charged to income statement	175	(9)	166	190	(31)	159
Gross write-offs	(286)	0	(286)	(201)	0	(201)
Recoveries	54	0	54	44	0	44
Net write-offs	(232)	0	(232)	(157)	0	(157)
Provisions for interest	26	0	26	29	0	29
Foreign currency translation impact and other adjustments, net	(10)	(2)	(12)	2	(3)	(1)
Balance at end of period	654	215	869	696	226	922

> Refer to “Loans” in “Note 1 – Summary of significant accounting policies” (pages 219 to 220) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on definitions of past due and impaired loans.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” (pages 239 to 246) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on allowances and impaired loans by industry distribution and the industry distribution of charges and write-offs.

Securitization risk in the banking book
The following disclosures, which also considers the “Industry good practice guidelines on Pillar 3 disclosure requirements for securitization”, refer to traditional and synthetic securitizations held in the banking book and regulatory capital on these exposures calculated according to the Basel III IRB and standardized approaches to securitization exposures.
> Refer to “Note 33 – Transfers of financial assets and variable interest entities” (pages 292 to 300) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on securitization, the various roles, the use of SPEs, the involvement of the Group in consolidated and non-consolidated SPEs, the accounting policies for securitization activities and methods and key assumptions applied in valuing positions retained/purchased.

A traditional securitization is a structure where an underlying pool of assets is sold to a special purpose entity (SPE) which in return issues tranched securities that are collateralized by, and which pay a return based on the return on, the underlying asset pool. A synthetic securitization is a tranched structure where the credit risk of an underlying pool of exposures is transferred, in whole or in part, through the use of credit derivatives or guarantees that serve to hedge the credit risk of the portfolio. Many synthetic securitizations are not accounted for as securitizations under US GAAP. In both traditional and synthetic securitizations, risk is dependent on the seniority of the retained interest and the performance of the underlying asset pool.
The Group has both securitization and re-securitization transactions in the banking book referencing different types of underlying assets including real estate loans (commercial and residential), commercial loans and credit card loans. The key risks retained are related to the performance of the underlying assets. These risks are summarized in the securitization pool level attributes: PDs of underlying loans (default rate), severity of loss (LGD) and prepayment speeds. The transactions may also be exposed to general market risk, credit spread and counterparty credit risk.
The Group classifies securities within the transactions by the nature of the collateral (prime, sub-prime, Alt-A, commercial, etc.) and the seniority each security has in the capital structure (i.e. senior, mezzanine, subordinate etc.), which in turn will be reflected in the transaction rating. The Group’s internal risk methodology is designed such that risk charges are based on the place the particular security holds in the capital structure, the less senior the bond the higher the risk charges.
For re-securitization risk, the Group’s risk management models take a ‘look through’ approach where the behavior of the underlying securities or constituent counterparties are modeled based on their own particular collateral positions. These are then transmitted to the re-securitized position. No additional risk factors are considered within the re-securitization portfolios in addition to those identified and measured within securitization risk.
The Group is active in various roles in connection with securitization, including originator, investor and sponsor. As originator, the Group creates or purchases financial assets (e.g., residential mortgages or corporate loans) and then securitizes them in a traditional or synthetic transaction that achieves significant risk transfer to third party investors. The Group acts as liquidity provider to Alpine Securitization Corp. (Alpine), a multi-seller commercial paper conduit administered by Credit Suisse.
In addition, the Group invests in securitization-related products created by third parties and provides interest rate and currency swaps to SPEs involved in securitization activity.
Retained banking book exposures for mortgage, asset-backed securities (ABS) and CDO transactions are risk managed on the same basis as similar trading book transactions. Other transactions will be managed in line with their individual structural or parameter requirements. The Group has also put in place a set of key risk limits for the purpose of managing the Group’s risk appetite framework in relation to securitizations and re-securitizations. The internal risk capital measurement is both consistent with securitization transactions and with similar structures in the trading book.
There are no instances where the Group has applied credit risk mitigation approaches to banking book securitization or re-securitization exposures.
In the normal course of business it is possible for the Group’s managed separate account portfolios and the Group’s controlled investment entities, such as mutual funds, fund of funds, private equity funds and other fund linked products to invest in the securities issued by other vehicles sponsored by the Group engaged in securitization and re-securitization activities. To address potential conflicts, standards governing investments in affiliated products and funds have been adopted.

Securitization exposures purchased or retained – banking book
	On-balance sheet		Off-balance sheet
end of	Traditional	Synthetic	Traditional	Synthetic	Total
2013 (CHF million)
Commercial mortgages	739	0	0	0	739
Residential mortgages	2	0	0	0	2
CDO/CLO	3,631	27,635	0	0	31,266
Other ABS	584	1	15,736	0	16,321
Total	4,956	27,636	15,736	0	48,328
2012 (CHF million)
Commercial mortgages	1,507	0	0	0	1,507
Residential mortgages	106	0	0	0	106
CDO/CLO	2,438	20,147	0	0	22,585
Other ABS	782	1	10,264	0	11,047
Total	4,833	20,148	10,264	0	35,245
of which subject to capital requirements					34,709
of which subject to deductions					536

All low rated securitizations previously deducted are now risk-weighted under Basel III.
Synthetic structures predominantly represent structures where the Group has mitigated its risk by selling the mezzanine tranche of a reference portfolio. Amounts disclosed, however, are the gross exposures securitized including retained senior notes.
The following table represents the total amounts of banking book loans securitized by the Group that fall within the Basel III Securitization Framework and where the Group continues to retain at least some interests. As of the end of December 31, 2013 and December 31, 2012, the Group’s economic interests in these securitizations were CHF 38.1 billion and CHF 32.2 billion, respectively.

Exposures securitized by Credit Suisse Group in which the Group has retained interests – banking book
	2013				2012
	Traditional		Synthetic		Traditional		Synthetic
end of	Sponsor	Other role	Other role	Total	Sponsor	Other role	Other role	Total
CHF million
Commercial mortgages	0	3,470	0	3,470	0	4,096	0	4,096
Residential mortgages	0	0	0	0	0	379	0	379
CDO/CLO	380	974	30,620	31,974	0	423	23,524	23,947
Other ABS	9,654	1,031	0	10,685	10,264	845	0	11,109
Total	10,034	5,475	30,620	46,129	10,264	5,743	23,524	39,531
of which retained interests				38,084				32,200

Losses related to securitizations recognized during the period – banking book
	Traditional		Synthetic
in	Sponsor	Other role	Other role	Total
2013 (CHF million)
Commercial mortgages	0	8	0	8
CDO/CLO	0	0	20	20
Total	0	8	20	28
2012 (CHF million)
Commercial mortgages	0	68	0	68
CDO/CLO	0	0	22	22
Total	0	68	22	90

Impaired or past due assets securitized – banking book
	2013				2012
	Traditional		Synthetic		Traditional		Synthetic
end of	Sponsor	Other role	Other role	Total	Sponsor	Other role	Other role	Total
CHF million
Commercial mortgages	0	3,217	0	3,217	0	3,809	0	3,809
Residential mortgages	0	0	0	0	0	21	0	21
CDO/CLO	0	0	763	763	0	0	1,342	1,342
Other ABS	0	0	0	0	75	0	0	75
Total	0	3,217	763	3,980	75	3,830	1,342	5,247

Securitization and re-securitization exposures by regulatory capital approach – banking book
	Securitization exposure			Re-securitization exposure			Total
end of	EAD purchased/ retained	Risk- weighted assets	[1]	EAD purchased/ retained	Risk- weighted assets	[1]	EAD purchased/ retained	Risk- weighted assets	[1]
2013 (CHF million)
Ratings-based approach (RBA)	6,933	2,475		10,677	4,436		17,610	6,911
Supervisory formula approach (SFA)	29,418	6,175		1,300	1,849		30,718	8,024
Total advanced approaches	36,351	8,650		11,977	6,285		48,328	14,935
Total	36,351	8,650		11,977	6,285		48,328	14,935
2012 (CHF million)
Ratings-based approach (RBA)	4,353	512		10,511	3,278		14,864	3,790
Supervisory formula approach (SFA)	17,663	1,549		2,076	1,569		19,739	3,118
Total advanced approaches	22,016	2,061		12,587	4,847		34,603	6,908
Standardized approach [2]	106	53		0	0		106	53
Total	22,122	2,114		12,587	4,847		34,709	6,961
1 2013 risk-weighted assets are based on Basel III whereas 2012 risk-weighted assets are based on Basel II.5.
2 Positions under the standardized approach are risk weighted at 50%.

Securitization and re-securitization exposures under RBA by rating grade – banking book
	Securitization exposure			Re-securitization exposure			Total
end of	EAD purchased/ retained	Risk- weighted assets	[1]	EAD purchased/ retained	Risk- weighted assets	[1]	EAD purchased/ retained	Risk- weighted assets	[1]
2013 (CHF million)
AAA	2,906	219		10,127	3,130		13,033	3,349
AA	1,389	121		189	80		1,578	201
A	2,405	489		133	92		2,538	581
BBB	74	53		133	318		207	371
BB	49	199		67	463		116	662
B or lower or unrated	110	1,394		28	353		138	1,747
Total	6,933	2,475		10,677	4,436		17,610	6,911
2012 (CHF million)
AAA	3,439	255		9,488	2,703		12,927	2,958
AA	412	35		713	101		1,125	136
A	377	43		153	59		530	102
BBB	92	56		96	201		188	257
BB	33	123		61	214		94	337
Total	4,353	512		10,511	3,278		14,864	3,790
1 2013 risk-weighted assets are based on Basel III whereas 2012 risk-weighted assets are based on Basel II.5.

Securitization and re-securitization exposures under SFA by risk weight band – banking book
	Securitization exposure			Re-securitization exposure			Total
end of	EAD purchased/ retained	Risk- weighted assets	[1]	EAD purchased/ retained	Risk- weighted assets	[1]	EAD purchased/ retained	Risk- weighted assets	[1]
2013 (CHF million)
0%-10%	27,624	4,765		0	0		27,624	4,765
>10%-50%	1,450	706		874	193		2,324	899
>50%-100%	106	81		0	0		106	81
>100%-650%	73	198		342	734		415	932
>650%-1250%	165	425		84	922		249	1,347
Total	29,418	6,175		1,300	1,849		30,718	8,024
2012 (CHF million)
0%-10%	17,160	1,201		0	0		17,160	1,201
>10%-50%	153	18		777	129		930	147
>50%-100%	199	133		967	835		1,166	968
>100%-650%	39	168		238	371		277	539
>650%-1250%	112	29		94	234		206	263
Total	17,663	1,549		2,076	1,569		19,739	3,118
1 2013 risk-weighted assets are based on Basel III whereas 2012 risk-weighted assets are based on Basel II.5.

Deductions from eligible capital related to securitization and re-securitization exposures – banking book
	2012
end of	Credit enhancing interest only strips	Other exposures	Total
CHF million
CDO/CLO	0	418	418
Other ABS	0	118	118
Total	0	536	536

All low rated securitizations previously deducted are now risk-weighted under Basel III.

Securitization activity
The Group securitized a synthetic collateralized loan portfolio of CHF 5.4 billion as replacement for the maturing Clock Finance transaction that referenced originated loans within Corporate & Institutional Clients. Within Investment Banking CHF 0.9 billion of corporate loans were securitized.
The following table represents new securitization activity during the period.

Securitization activity – banking book
	2013		2012
in	Amount of exposures securitized	Recognized gain/(loss) on sale	Amount of exposures securitized	Recognized gain/(loss) on sale
CHF million
CDO/CLO - traditional	380	0	0	0
CDO/CLO - synthetic	6,292	0	15,697	0
Other ABS - traditional	206	0	2,375	6
Total	6,878	0	18,072	6

Securitization subject to early amortization
The aggregate outstanding amount of securitized revolving retail exposures is CHF 903 million, of which CHF 319 million represents the originator’s interest and CHF 584 million (categorized as other ABS) the investor’s interest. The associated capital charges incurred by the Group under the ratings-based approach are CHF 6.0 million and CHF 8.1 million, respectively.

Other information
As of December 31, 2013 the Group intends to securitize a EUR 2 billion portfolio of corporate loan exposures. There is no difference in the valuation of positions intended to be securitized.

Equity type securities in the banking book
Overview
The classification of our equity type securities into trading book and banking book is made for regulatory reporting purposes. The banking book includes all items that are not classified in the trading book.
Most of our equity type securities in the banking book are classified as investment securities whereas the remaining part is classified as trading assets.
For equity type securities in the banking book except for significant investments in BFI entities that are subject to a threshold treatment as outlined in “Exposures below 15% threshold” in section “Capital” on page 8, risk weights are determined using the IRB Simple approach based on the equity sub-asset type. Where equity type securities represent non-significant investments in BFI entities, a threshold approach is applied, that compares the total amount of non-significant investments in BFI entities (considering both trading and banking book positions) to a 10% regulatory defined eligible capital amount. The amount above the threshold is phased-in as a capital deduction and the amount below the threshold continues to be risk-weighted according to the relevant trading book and banking book approaches.
The numbers below present the balance sheet value of banking book equity investments and the regulatory exposures to which capital is applied. The main differences are the scope of consolidation (deconsolidation of private equity investments for capital adequacy purposes as we do not have a significant economic interest) and regulatory approaches such as the net-long calculation and the look-through approach on certain equity securities.

Risk measurement and management
Our banking book equity portfolio includes positions in hedge funds, private equity and other instruments that may not be strongly correlated with general equity markets. Equity risk on banking book positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations.
> Refer to “Banking portfolios” (pages 127 to 128) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Market risk in the Credit Suisse Annual Report 2013 for further information on risk measurement and management of our banking portfolios.

Valuation and accounting policies of equity holdings in the banking book
> Refer to “Note 1 – Summary of significant accounting policies” (pages 217 to 218) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for information on valuation and accounting policies of investment securities and trading assets.

Equity type securities in the banking book
end of / in	2013	2012
Equity type securities in the banking book (CHF million)
Balance sheet value of investments at fair value	8,765	10,350
Regulatory exposures [1]	3,433	3,770
Fair value of regulatory exposures	3,450	3,783
Realized gains/(losses) [2]	(189)	259
Cumulative unrealized gains/(losses) [2]	(258)	(662)
Cumulative unrealized gains/(losses) included in tier 1 capital [2]	(275)	(675)
1 Primarily privately held.
2 Gains/(losses) are reported gross of tax.

Credit valuation adjustment risk
We actively manage our net CVA risk in accordance with the regulatory rules for eligible hedges.

Central counterparties risk
The Group can incur exposure to CCPs as either a clearing member (house or client trades), or clearing through another member. Qualifying CCPs are expected to be subject to best-practice risk management, and sound regulation and oversight to ensure that they reduce risk, both for their participants and for the financial system. Most CCPs are benchmarked against standards issued by the Committee on Payment and Settlement Systems and the Technical Committee of the International Organization of Securities Commissions, herein collectively referred to as “CPSS-IOSCO”.
The existing credit review process includes annual review of qualitative and quantitative factors for all counterparty types, including CCPs. As part of the credit review of each CCP counterparty, CRM conducts due diligence and based on assessment by the Legal and Compliance Department determines whether (i) the CCP is a qualifying CCP and (ii) the collateral posted is considered bankruptcy remote.
The CRM CCP Guidelines provide detailed guidance on how these flags should be assigned against the standards issued by “CPSS-IOSCO”. These include a review of collateral bankruptcy remoteness and that the CCPs holds securities in custody with entities that employ safekeeping procedures and internal controls that fully protect these securities. The review will include analysis of the CCPs policies with respect to account segregation and use of custodians. The determination is made in the context of “Authorization of CCP” (European Market Infrastructure Regulation (EMIR), Article 10) and “Third Countries” (EMIR, Article 23). This information will be appropriately reflected in the risk weightings within the capital calculations.
The Group monitors its daily exposure to the CCP as part of its ongoing limit and exposure monitoring process.

Market risk

General
Market risk is managed under the IMA approach and under the approved securitization methodologies. Validation of the IMA models is performed by an independent function and is subject to clear and objective internal standards as outlined in the Validation Policy.
The following table shows risk-weighted assets for all market risk measures including the standardized approach.
> Refer to “Market risk” (pages 122 to 128) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2013 for further information on market risk, including information on risk measurement, VaR, risks not in VaR, stress testing and backtesting.

Risk-weighted assets for market risk
	Basel III	Basel II.5
end of	2013	2012
Risk-weighted assets for market risk (CHF million)
Total internal models approach	25,561	25,464
of which regulatory VaR	2,192	3,691
of which stressed VaR	11,716	13,079
of which risks not in VaR	5,333	2,731
of which incremental risk capital charge	6,010	5,813
of which Comprehensive Risk Measure	310	150
Total standardized measurement method	13,158	3,546
of which ratings-based approach	12,889	3,247
of which other supervisory approaches	269	299
Total advanced approach	38,719	29,010
Total standardized approach	414	356
Total risk-weighted assets for market risk	39,133	29,366

Regulatory VaR, stressed VaR, incremental risk capital charge and Comprehensive Risk Measure
in / end of	Regulatory VaR	[1]	Stressed VaR	[1]	IRC	[2]	Compre- hensive Risk Measure	[3]
2013 (CHF million)
Average	27		105		420		12
Minimum	15		53		251		4
Maximum	58		226		609		27
End of period	19		126		450		25
2012 (CHF million)
Average	43		135		595		25
Minimum	22		57		313		8
Maximum	69		248		1,085		73
End of period	37		128		332		9
All numbers disclosed are spot numbers. Regulatory VaR, stressed VaR and IRC exclude trading book securitizations, in line with BIS guidance.
1 For regulatory and stressed VaR, one-day VaR based on a 99% confidence level is presented, which is a ten-day VaR adjusted to a one-day holding period.
2 IRC is based on a 99% confidence level over a one year time horizon. Prior period balances have been restated to conform to the current presentation.
3
Comprehensive Risk Measure numbers are model-based covering the period from implementation in July 2012. These numbers may not necessarily be aligned with the risk-weighted assets reported in the table "Risk-weighted assets for market risk" as for the calculation of risk-weighted assets the standard rules floor is applied.

Securitization risk in the trading book
The following disclosures on trading book securitization exposures were adopted prospectively as of January 1, 2011 in connection with the implementation of Basel II.5.
> Refer to “Note 33 – Transfers of financial assets and variable interest entities” (pages 292 to 300) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on securitization, the various roles, the use of SPEs, the involvement of the Group in consolidated and non-consolidated SPEs, the accounting policies for securitization activities, methods and key assumptions applied in valuing positions retained/purchased and gains/losses relating to RMBS and CMBS securitization activity in 2013.

Roles in connection with trading book securitization
Within its mortgage business there are four key roles that the Group undertakes within securitization markets: issuer, underwriter, market maker and financing counterparty and the Group is actively involved in all four activities. The Group holds one of the top trading franchises in market making in all major securitized product types and are a top issuer and underwriter in the re-securitization market in the US as well as being one of the top underwriters in ABS securitization in the US. In addition the Group also has a relatively small correlation trading portfolio.

Securitization and re-securitization activities
The Group’s key objective in relation to trading book securitization is to meet clients’ investment and divestment needs by making markets in securitized products across all major collateral types, including residential mortgages, commercial mortgages, asset finance (i.e. auto loans, credit card receivables, etc.) and corporate loans. The Group focuses on opportunities to intermediate transfers of risk between sellers and buyers.
The Group is also active in new issue securitization and re-securitization. The Group’s Asset Finance team provides short-term secured warehouse financing to clients who originate credit card, auto loan, and other receivables, and the Group sells asset-backed securities collateralized by these receivables to provide its clients long-term financing that matches the lives of their assets.
The Group purchases loans and bonds for the purpose of securitization and sells these assets to sponsored SPEs which in turn issue new securities. Re-securitizations of previously issued residential mortgage-backed securities (RMBS) securities occur when certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.

Risks assumed and retained
Key risks retained while securities or loans remain in inventory are related to the performance of the underlying assets (real estate loans, commercial loans, credit card loans, etc.). These risks are summarized in the securitization pool level attributes: PD of underlying loans (default rate), the severity of loss and prepayment speeds. The Group maintains models for both government-guaranteed and private label products. These models project the above risk drivers based on market interest rates and volatility as well as macro-economic variables such as housing price index, projected GDP and inflation, unemployment etc.
In its role as a market maker, the Group actively trades in and out of positions. Both Front Office and Risk Management continuously monitor liquidity risk as reflected in trading spreads and trading volumes. To address liquidity concerns a specific set of limits on the size of aged positions are in place for the securitized positions we hold.
The Group classifies securities by the nature of the collateral (prime, sub-prime, Alt-A, commercial, etc.) and the seniority each security has in the capital structure (i.e. seniors, mezzanine, subordinate etc.), which in turn will be reflected in the transaction risk assessment. Risk Management monitors portfolio composition by capital structure and collateral type on a daily basis with subordinate exposure and each collateral type subject to separate risk limits. In addition, the internal risk methodology is designed such that risk charges are based on the place the particular security holds in the capital structure, the less senior the bond the higher the risk charges.
For re-securitization risk, the Group’s risk management models take a ‘look through’ approach where they model the behavior of the underlying securities based on their own collateral and then transmit that to the re-securitized position. No additional risk factors are considered within the re-securitization portfolios in addition to those identified and measured within securitization risk.
With respect to both the wind-down corporate correlation trading portfolio and the on-going transactions the key risks that need to be managed includes default risk, counterparty credit risk, correlation risk and cross effects between spread and correlation. The impacts of liquidity risk for securitization products is embedded within the firm’s historical simulation model through the incorporation of market data from stressed periods, and in the scenario framework through the calibration of price shocks to the same period.
Both correlation and first-to-default are valued using a correlation model which uses the market implied correlation and detailed market data such as constituent spread term structure and constituent recovery. The risks embedded in securitization and re-securitizations are similar and include spread risk, recovery risk, default risk and correlation risk. The risks for different seniority of tranches will be reflected in the tranche price sensitivities to each constituent in the pools. The complexity of the correlation portfolio’s risk lies in the level of convexity and cross risk inherent, for example, the risks to large spread moves and the risks to spread and correlation moving together. The risk limit framework is carefully designed to address the key risks for the correlation trading portfolio.

Monitoring of changes in credit and market risk of securitization exposures
The Group has in place a comprehensive risk management process whereby the front office and Risk Management work together to monitor positions and position changes, portfolio structure and trading activity and calculate a set of risk measures on a daily basis using risk sensitivities and loss modeling methodologies.
For the mortgage business the Group also uses monthly remittance reports (available from public sources) to get up to date information on collateral performance (delinquencies, defaults, pre-payment etc.).
The Group has implemented a Comprehensive Risk Measure model for its corporate correlation and first-to-default trading positions which incorporates a number of risk factors including hazard rate, default, migration and recovery rates, and correlation measures.
The Group has also put in place a set of limits for the purpose of managing the Group’s risk appetite framework in relation to securitizations and re-securitizations. These limits will cover exposure measures, risk sensitivities, VaR and capital measures with the majority monitored on a daily basis. In addition within the Group’s risk management framework an extensive scenario analysis framework is in place whereby all underlying risk factors are stressed to determine portfolio sensitivity.
Re-securitized products in the mortgage business go through the same risk management process but looking through the structures with the focus on the risk of the underlying securities or constituent names.

Risk mitigation
In addition to the strict exposure limits noted above, the Group uses a number of different risk mitigation approaches to manage risk appetite for its securitization and re-securitization exposures. Where true counterparty credit risk exposure is identified for a particular transaction, there is a requirement for it to be approved through normal credit risk management processes with collateral taken as required. The Group also may use various proxies including corporate single name and index hedges to mitigate the price and spread risks to which it is exposed. Hedging decisions are made by the trading desk based on current market conditions and will be made in consultation with Risk Management, requiring approval under the Group’s pre-trade approval governance process. International investment banks are the main counterparties to the hedges that are used across these business areas.
In the normal course of business, we may hold tranches which have a monoline guarantee. No benefit from these guarantees is currently included in the calculation of regulatory capital.

Affiliated entities
Funds affiliated with the Group may invest in securities issued by other vehicles sponsored by the Group that are engaged in securitization and re-securitization activities. These funds include mutual funds, fund of funds and private equity funds. Standards governing investments in affiliated funds and products have been adopted to address potential conflicts.

Securitization exposures purchased or retained – trading book
	On-balance sheet				Off-balance sheet
	Traditional		Synthetic		Synthetic
end of	Long	Short	Long	Short	Long	Short
2013 (CHF million)
CMBS	4,095	464	0	0	574	189
RMBS	5,588	73	0	0	71	155
CDO/CLO	1,628	0	0	0	7	1,560
Nth-to-default	0	0	0	0	41	1,198
Other ABS	692	0	522	0	0	0
Total	12,003	537	522	0	693	3,102
2012 (CHF million)
CMBS	2,344	333	0	0	620	421
RMBS	5,379	58	0	0	38	192
CDO/CLO	1,356	0	0	0	19	166
Nth-to-default	0	0	0	0	53	949
Other ABS	736	0	713	0	8	0
Total	9,815	391	713	0	738	1,728

Outstanding exposures securitized by the Group - trading book
	Traditional				Synthetic				Total
end of	Sponsor	[1]	Originator	[1]	Sponsor	[1]	Originator	[1]
2013 (CHF million)
CMBS	7,495		20,219		0		0		27,714
RMBS	2,350		69,601		0		0		71,951
Other ABS	0		0		0		0		0
Total	9,845		89,820		0		0		99,665
2012 (CHF million)
CMBS	8,064		10,512		0		0		18,576
RMBS	2,877		70,941		0		0		73,818
Other ABS	0		133		0		0		133
Total	10,941		81,586		0		0		92,527
Amounts disclosed from January 1, 2010 onwards following the publication of the Pillar 3 requirements in 2009.
1
Where the Group is both the sponsor and sole originator, amount will only be shown under originator. Originator is defined as the entity that transfers collateral into an SPE, including third party collateral transferred into the SPE via the entity's balance sheet.

Outstanding exposures securitized in which the Group has retained interests - trading book
	Exposures securitized		Total
end of	Traditional	Synthetic
2013 (CHF million)
CMBS	49,150	760	49,910
RMBS	48,821	667	49,488
CDO/CLO	12,536	1,581	14,117
Other ABS	23	0	23
Total	110,530	3,008	113,538
2012 (CHF million)
CMBS	46,884	919	47,803
RMBS	59,253	216	59,469
CDO/CLO	12,235	0	12,235
Other ABS	27	0	27
Total	118,399	1,135	119,534
of which subject to capital requirements (refer to table "Exposures under standardized measurement method - trading book")			11,360
of which subject to deductions (refer to table "Deductions from eligible capital related to securitization exposures - trading book")			808

All low rated securitizations previously deducted are now risk-weighted under Basel III.

Securitization exposures under the Comprehensive Risk Measure
	On-balance sheet		Off-balance sheet
	EAD purchased/ retained (long positions)	EAD (short positions)	EAD purchased/ retained (long positions)	EAD (short positions)
2013 (CHF million)
Securitization positions	0	0	41	1,820
2012 (CHF million)
Securitization positions	0	16	31	1,751

Risk-weighted assets for securitization risk under the Comprehensive Risk Measure
	Basel III	Basel II.5
end of	2013	2012
CHF million
Default risk	135	41
Migration risk	198	69
Correlation risk	(23)	(8)
Total Comprehensive Risk Measure [1]	310	102
Regulatory risk-weighted assets [2]	310	150
1
Reflects the spot Comprehensive Risk Measure as of the end of the period. In order to show a representative breakdown, default, migration and correlation risk are calculated as the average of the top 1% loss scenarios over the last three weeks.

2
Reflects the twelve week average of the Comprehensive Risk Measure. For regulatory purposes, the higher of the spot Comprehensive Risk Measure, the twelve week average of the Comprehensive Risk Measure and spot standard floor is used.

Exposures under standardized measurement method – trading book
	Securitization exposure			Re-securitization exposure			Total
end of	EAD purchased/ retained	Risk- weighted assets	[1]	EAD purchased/ retained	Risk- weighted assets	[1]	EAD purchased/ retained	Risk- weighted assets	[1]
2013 (CHF million)
Ratings-based approach (RBA)
CMBS	4,339	1,265		331	116		4,670	1,381
RMBS	5,374	2,386		227	323		5,601	2,709
CDO/CLO	1,270	993		365	690		1,635	1,683
Other ABS	558	386		657	6,730		1,215	7,116
Total RBA	11,541	5,030		1,580	7,859		13,121	12,889
Other supervisory approaches
Nth-to-default	1,198	224		0	0		1,198	224
RMBS [2]	57	45		0	0		57	45
Total other supervisory approaches	1,255	269		0	0		1,255	269
Total	12,796	5,299		1,580	7,859		14,376	13,158
2012 (CHF million)
Ratings-based approach (RBA)
CMBS	2,767	1,286		155	86		2,922	1,372
RMBS	5,135	805		207	50		5,342	855
CDO/CLO	431	177		905	641		1,336	818
Other ABS	689	186		55	16		744	202
Total RBA	9,022	2,454		1,322	793		10,344	3,247
Supervisory formula approach (SFA)
CDO/CLO	6	0		0	0		6	0
Total SFA	6	0		0	0		6	0
Other supervisory approaches
Nth-to-default	949	247		0	0		949	247
RMBS [2]	61	52		0	0		61	52
Total other supervisory approaches	1,010	299		0	0		1,010	299
Total	10,038	2,753		1,322	793		11,360	3,546
1 2013 risk-weighted assets are based on Basel III whereas 2012 risk-weighted assets are based on Basel II.5.
2 The weighted average approach is applied to these positions.

Securitization and re-securitization exposures under RBA by rating grade – trading book
	Securitization exposure			Re-securitization exposure			Total
end of	EAD purchased/ retained	Risk- weighted assets	[1]	EAD purchased/ retained	Risk- weighted assets	[1]	EAD purchased/ retained	Risk- weighted assets	[1]
2013 (CHF million)
AAA	8,707	649		490	101		9,197	750
AA	451	55		191	63		642	118
A	794	103		90	132		884	235
BBB	980	729		196	338		1,176	1,067
BB	418	1,639		74	427		492	2,066
B+ or lower	191	1,855		539	6,798		730	8,653
Total	11,541	5,030		1,580	7,859		13,121	12,889
2012 (CHF million)
AAA	7,153	566		563	145		7,716	711
AA	495	60		535	167		1,030	227
A	334	76		114	90		448	166
BBB	657	491		62	130		719	621
BB	383	1,261		48	261		431	1,522
Total	9,022	2,454		1,322	793		10,344	3,247
1 2013 risk-weighted assets are based on Basel III whereas 2012 risk-weighted assets are based on Basel II.5.

Securitization exposures under SFA by risk weight band – trading book
	2013		2012
	Securitization exposure		Securitization exposure
end of	EAD purchased/ retained	Risk- weighted assets (Basel III)	EAD purchased/ retained	Risk- weighted assets (Basel II.5)
CHF million
0%-10%	0	0	1	0
>10%-50%	0	0	5	0
>50%-100%	0	0	0	0
>100%-650%	0	0	0	0
>650%-1250%	0	0	0	0
Total	0	0	6	0

Exposures under other supervisory approaches by risk weight band – trading book
	2013		2012
	Securitization exposure		Securitization exposure
end of	EAD purchased/ retained	Risk- weighted assets (Basel III)	EAD purchased/ retained	Risk- weighted assets (Basel II.5)
CHF million
0%-100%	1,114	232	929	266
>100%-200%	129	13	41	4
>200%-300%	8	23	36	26
>300%-400%	4	1	4	3
Total	1,255	269	1,010	299
Risk weight bands represent the risk weight percentage relevant to the position prior to the application of 80% and partial offsets and capping of shorts to the maximum loss.

Deductions from eligible capital related to securitization exposures – trading book
	2012
end of	Credit enhancing interest only strips	Other exposures	Total
CHF million
CMBS	0	367	367
RMBS	0	57	57
CDO/CLO	0	375	375
Other ABS	0	9	9
Total	0	808	808

All low rated securitizations previously deducted are now risk-weighted under Basel III.

Securitization activity – trading book
	2013		2012
in	Original amount of exposures securitized	Recognized gain/(loss) on sale	Original amount of exposures securitized	Recognized gain/(loss) on sale
CHF million
CMBS - traditional	11,439	4	10,448	56
RMBS - traditional	21,648	(8)	21,735	3
Other ABS - traditional	0	0	135	83
Total	33,087	(4)	32,318	142

Other information
As of December 31, 2013 the Group holds with the intent to securitize the following positions: agency guaranteed commercial loans in value of USD 2.9 billion, agency guaranteed residential pass-through securities in value of USD 3.6 billion and residential whole loans in value of USD 0.8 billion. In addition, going forward the Group intends to originate and securitize commercial loans, though no positions were held at year-end. There is no difference in the valuation of positions intended to be securitized.
From January 1, 2014 the risk-weighted assets charge for the non-correlation trading portfolio will be based on the sum of both the long and short positions. This has an approximate impact of CHF 4 billion which the Group expects to materially mitigate.

Valuation process
The Basel capital adequacy framework and FINMA circular 2008/20 provide guidance for systems and controls, valuation methodologies and valuation adjustments and reserves to provide prudent and reliable valuation estimates.
Financial instruments in the trading book are carried at fair value. The fair value of the majority of these financial instruments is marked to market based on quoted prices in active markets or observable inputs. Additionally, the Group holds financial instruments which are marked to models where the determination of fair values requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument.
Control processes are applied to ensure that the reported fair values of the financial instruments, including those derived from pricing models, are appropriate and determined on a reasonable basis. These control processes include approval of new instruments, timely review of profit and loss, risk monitoring, price verification procedures and validation of models used to estimate the fair value. These functions are managed by senior management and personnel with relevant expertise, independent of the trading and investment functions.
In particular, the price verification function is performed by Product Control, independent from the trading and investment functions, reporting directly to the Chief Financial Officer, a member of the Executive Board.
The valuation process is governed by separate policies and procedures. To arrive at fair values, the following type of valuation adjustments are typically considered and regularly assessed for appropriateness: model, parameter, credit and exit-risk-related adjustments.
Management believes it complies with the relevant valuation guidance and that the estimates and assumptions used in valuation of financial instruments are prudent, reasonable and consistently applied.
> Refer to “Fair valuations” (page 53) in II – Operating and financial review – Credit Suisse – Information and developments, to “Fair value” (page 86) in II – Operating and financial review – Critical accounting estimates, to “Note 34 – Financial instruments” (pages 300 to 326) in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2013 for further information on fair value.

Risk-weighted assets for market risk under the standardized approach
end of	2013	2012
Risk-weighted assets for market risk under the standardized approach (CHF million)
Interest rate risk	3	9
Equity position risk	1	2
Foreign exchange risk	409	341
Precious metals risk	1	3
Commodity risk	0	1
Total	414	356

Interest rate risk in the banking book

Overview
Credit Suisse monitors and manages interest rate risk in banking books by established systems, processes and controls. Risk sensitivity figures are provided to estimate the impact of changes in interest rates, which is one of the primary ways in which these risks are assessed for risk management purposes. In addition, Risk Division confirms that the economic impacts of adverse parallel shifts in interest rates of 200 basis points and adverse interest rate shifts calibrated to a 1-year holding period with a 99% confidence level are significantly below the threshold of 20% of eligible regulatory capital used by the regulator to identify banks that potentially run excessive levels of non-trading interest rate risk. Given the low level of interest rate risk in the banking books, Credit Suisse does not have any regulatory requirement to hold capital against this risk.

Major sources of interest rate risk in the banking book
The interest rate risk exposures in the non-trading positions (synonymously used to the term “banking books”) mainly arise from the commercial banking activities of the Private Banking & Wealth Management division, the positioning strategy with respect to our replicated non-interest bearing assets and liabilities (including the equity balance) and the outstanding capital instruments. The vast majority of interest rate risk in banking books is transferred to and centrally managed by Treasury on a portfolio basis.
The interest rate risk from commercial banking activities results from the transactions with repricing maturities that either are or are not contractually determined. In the former case, positions are transferred to Treasury by individual back-to-back transactions. For most parts of the latter, such as variable rate mortgages and some types of deposits, which do not have a direct link to market rates in their repricing behavior, it is more suitable to manage them on a portfolio basis rather than on individual trade level. The interest rate risk associated with these products, referred to as non-maturing products, is estimated using the methodology of replicating portfolios: Based on the historical behavior of interest rates and volume of these products it assigns the position balance associated with a non-maturing banking product to time bands that are presumed to reflect their empirical repricing maturities. The methodology is based, where reasonably possible, on the principle of finding a stable relationship between the changes of client rates of the non-maturing products and an underlying investment or funding portfolio. Where this is not possible, the maturity of the product is assessed based on volume stability only. These allocations to time bands can then be used to evaluate the products’ interest rate sensitivity. The structure and parameters of the replicating portfolios are reviewed periodically to ensure continued relevance of the portfolios in light of changing market conditions and client behavior.
For managing parts of the interest rate risk of the corporate balance sheet with respect to our non-interest bearing assets and liabilities (including the equity balance) Credit Suisse assigns tenors to balance sheet positions that reflect a fair investment or funding profile for the underlying balance sheet items. This strategy is implemented by Treasury and the resulting interest rate risk is measured against a pre-defined benchmark.
Changing market rates give rise to changes in the fair values of the outstanding capital instruments that have been issued for funding of the bank. To some extent, on an individual basis, this risk is being mitigated by using swaps to replace fixed payment obligations into floating ones. In addition to these transactions on individual basis, the residual interest rate risk is also managed holistically by Treasury.

Governance of models and limits
The major part of interest rate risk in banking books is managed centrally by Treasury within approved limits using hedging instruments such as interest rate swaps. The Board of Directors defines the risk appetite, i.e. a set of risk limits, for the Group on an annual basis. Limits to the divisions are governed by the CARMC; the divisional Risk Management Committees may assign limits on more granular levels for entities, businesses, books, collections of books. The models used for measuring risk are reviewed and validated by the RPSC, where the frequency depends on the criticality of the model. Assumptions that are parts of the models and processes relating to interest rate risks in the banking books, are reviewed and approved by the committee for Liquidity, Interest Rate & Currency Assumptions, which is a sub-committee of the CARMC. Operational decisions on the use of the models (e.g. in terms of maximum tenor and allocation of tranches to the time bands in the replicating portfolios) is governed by the CARMC. For interest rate risk in the banking book, Risk Division is responsible for monitoring the limit usage and escalating potential limit breaches.

Risk measurement
The risks associated with the non-trading interest rate-sensitive portfolios are measured using a range of tools, including the following key metrics:

– Interest rate sensitivity (DV01): Expresses the linear approximation of the impact on a portfolio’s fair value resulting from a one basis point (0.01%) parallel shift in yield curves, where the approximation tends to be closer to the true change in the portfolio’s fair value for smaller parallel shifts in the yield curve. The DV01 is a transparent and intuitive indicator of linear directional interest rate risk exposure, which does not rely on statistical inference.
– VaR: Statistical indicator of the potential fair value loss, taking into account the observed interest rate moves across yield curve tenors and currencies. In addition, VaR takes into account yield curve risk, spread and basis risks, as well as foreign exchange and equity risk. For risk management purposes, Credit Suisse uses a VaR measure based on a one-day holding period with a 98% confidence level where the considered historical values are time-weighted using a weighting scheme that assigns lower weights to observations further in the past.
– ERC: ERC is a statistical risk indicator representing the capital the bank should hold to support the risks incurred. ERC is calibrated to a 1-year holding period with a 99% confidence level for risk management purposes.
– Economic value scenario analysis: Expresses the impact of a pre-defined scenario (e.g. instantaneous changes in interest rates) on a portfolio’s fair value. This metric does not rely on statistical inference.

The measures listed above focus on the impact on a fair value basis, taking into account the present value of all future cash flows associated with the current positions. More specifically, the metrics estimate the impact on the economic value of the current portfolio, ignoring dynamic aspects such as the time schedule of how changes in economic value materialize in P&L (since most non-trading books are not marked-to-market) and the development of the portfolio over time. These measures are complemented by considering an Earnings-at-Risk approach to interest rate risk: For the major part of the banking books, this is accomplished by simulating the development of the net interest income over several years using scenarios of potential changes of the yield curves. This scenario analysis also takes into account the earnings impact originating from fluctuations in short term interest rates, which are regarded as riskless when analyzing the impact on economic value. In addition to the dynamic aspects, this analysis allows to distinguish between the economic and the accounting view.

Monitoring and review
The limits and flags defined by books, collections of books, or businesses relating to interest rate risk in banking books are monitored by Risk Division at least on a monthly basis (if deemed necessary or suitable, the monitoring may be as frequent as daily), by using the metrics and methodologies outlined above. In case of breaches, this is escalated to the limit-setting body. Credit Suisse assesses compliance with regulatory requirements regarding appropriate levels of non-trading interest rate risk by estimating the economic impact of adverse 200 basis point parallel shifts in yield curves and adverse interest rate shifts calibrated to a 1-year holding period with a 99% confidence level and then relating those impacts to the total eligible regulatory capital. Consistent with regulatory requirements, Risk Division ensures that the fair value impact of this analysis is below the threshold of 20% of eligible regulatory capital in which case there are no requirements to hold additional capital. This analysis is performed for the Group and major legal entities, including the Bank, on a monthly basis.

Risk profile
> Refer to “Banking portfolios” (pages 127 to 128) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Market risk in the Credit Suisse Annual Report 2013 for information on the impact of a one basis point parallel increase of the yield curves and an adverse 200 basis point move in yield curves on the fair value of interest rate-sensitive banking book positions.

Reconciliation requirements

Balance sheet
The following table shows the balance sheet as published in the consolidated financial statements of the Group and the balance sheet under the regulatory scope of consolidation. The reference indicates how such assets and liabilities are considered in the composition of regulatory capital.

Balance sheet
	Balance sheet
end of 2013	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Assets (CHF million)
Cash and due from banks	68,692	67,474
Interest-bearing deposits with banks	1,515	2,863
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	160,022	157,565
Securities received as collateral, at fair value	22,800	22,800
Trading assets, at fair value	229,413	222,882
Investment securities	2,987	2,888
Other investments	10,329	7,664
Net loans	247,054	250,897
Premises and equipment	5,091	5,091
Goodwill	7,999	7,999	a
Other intangible assets	210	210
of which other intangible assets (excluding mortgage servicing rights)	168	168	b
Brokerage receivables	52,045	52,041
Other assets	63,065	41,214
of which tax charges deferred as other assets related to regulatory adjustments	997	997	c
of which deferred tax assets related to net operating losses	1,380	1,380	d
of which deferred tax assets from temporary differences	4,805	4,805	e
of which defined-benefit pension fund net assets	1,959	1,959	f
Assets of discontinued operations held-for-sale	1,584	1,584
Total assets	872,806	843,172

Balance sheet (continued)
	Balance sheet
end of 2013	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Liabilities (CHF million)
Due to banks	23,108	23,876
Customer deposits	333,089	341,187
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	94,032	94,032
Obligation to return securities received as collateral, at fair value	22,800	22,800
Trading liabilities, at fair value	76,635	76,934
Short-term borrowings	20,193	15,904
Long-term debt	130,042	117,007
Brokerage payables	73,154	73,155
Other liabilities	51,447	33,372
Liabilities of discontinued operations held-for-sale	1,140	1,140
Total liabilities	825,640	799,407
of which additional tier 1 instruments, fully eligible	7,615	7,615	g
of which additional tier 1 instruments subject to phase out	2,055	2,055	h
of which tier 2 instruments, fully eligible	6,300	6,300	i
of which tier 2 instruments subject to phase out	4,851	4,851	j
Common shares [1]	64	64
Additional paid-in capital [1]	27,853	27,901
Retained earnings	30,261	30,226
Treasury shares, at cost	(139)	(139)
Accumulated other comprehensive income/(loss)	(15,875)	(15,892)
Total shareholders' equity	42,164	42,160
Noncontrolling interests [2]	5,002	1,605
of which additional tier 1 instruments subject to phase out	1,590	1,590	k
Total equity	47,166	43,765
Total liabilities and equity	872,806	843,172
1 Eligible as CET1 capital.
2
The difference between the accounting and regulatory scope of consolidation primarily represents private equity fund type vehicles, for which the Group has received an exemption from FINMA not to consolidate for regulatory purposes.

Composition of BIS regulatory capital
The following tables provide details on the composition of BIS regulatory capital and details on CET1 capital adjustments subject to phase-in as well as details on additional tier 1 capital and tier 2 capital.

Composition of BIS regulatory capital
end of	2013
Eligible capital (CHF million)
Shareholder’s equity (US GAAP)	42,164
Regulatory adjustments	(1,069)	[1]
Adjustments subject to phase in	1,894
CET1 capital	42,989
Additional tier 1 instruments	7,484	[2]
Additional tier 1 instruments subject to phase out	3,652
Deductions from additional tier 1 capital	(8,064)
Additional tier 1 capital	3,072
Total tier 1 capital	46,061
Tier 2 instruments	6,263	[3]
Tier 2 instruments subject to phase out	4,321
Deductions from tier 2 capital	(357)
Tier 2 capital	10,227
Total eligible capital	56,288
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Additional tier 1 instruments consist of CHF 5.2 billion high-trigger capital instruments with a capital ratio write-down trigger of 7% and CHF 2.3 billion low-trigger capital instruments with a capital ratio write-down trigger of 5.125%.

3
Tier 2 instruments consist of CHF 2.5 billion high-trigger capital instruments with a capital ratio write-down trigger of 7% and CHF 3.7 billion low-trigger capital instruments with a capital ratio write-down trigger of 5%.

The following tables provide details on CET1 capital adjustments subject to phase in and details on additional tier 1 capital and tier 2 capital. The column “Transition amount” represents the amounts that have been recognized in eligible capital as of December 31, 2013. The column “Amount to be phased in” represents those amounts that are still to be phased-in as CET1 capital adjustments through year-end 2018.

Details on CET1 capital adjustments subject to phase in
end of 2013	Balance sheet	Reference to balance sheet	[1]	Regulatory adjustments		Total	Transition amount		Amount to be phased in
CET1 capital adjustments subject to phase in (CHF million)
Adjustment for accounting treatment of defined benefit pension plans	–			–		–	1,839	[2]	(1,839)
Common share capital issued by subsidiaries and held by third parties	–			–		–	55		(55)
Goodwill	7,999	a		(45)	[3]	7,954	0		(7,954)	[4]
Other intangible assets (excluding mortgage-servicing rights)	168	b		(22)	[5]	146	0		(146)	[4]
Deferred tax assets that rely on future profitability (excluding temporary differences)	2,377	c, d		–		2,377	0		(2,377)	[6]
Shortfall of provisions to expected losses	–			–		–	0		(622)	[7]
Gains and losses due to changes in own credit risk on fair valued liabilities	–			–		–	0		259	[8]
Defined-benefit pension fund net assets	1,959	f		(406)	[5]	1,553	0		(1,553)	[6]
Expected loss amount for equity exposures	–			–		–	0		(56)	[7]
Other adjustments [9]	–			–		–	0		(8)	[4]
Amounts above 10% threshold	4,805			(4,084)		721	0		(721)
of which deferred tax assets from temporary differences	4,805	e		(4,084)	[10]	721	0		(721)	[6]
Amounts above 15% threshold	–			–		–	0		0
Adjustments subject to phase in to CET1 capital							1,894		(15,072)
1 Refer to the balance sheet under regulatory scope of consolidation in the table "Balance sheet" on pages 48 to 49. Only material items are referenced to the balance sheet.
2 Represents the effect of the Basel II.5 treatment for defined benefit pension plans which will be phased out over five years starting January 1, 2014.
3 Represents related deferred tax liability, and goodwill on equity method investments and discontinued operations.
4 Deducted from additional tier 1 capital.
5 Includes related deferred tax liability.
6 Risk-weighted.
7 50% deducted from additional tier 1 capital and 50% from tier 2 capital.
8 CHF 384 million related to debt instruments deducted from additional tier 1 capital.
9 Includes investments in own shares and cash flow hedge reserve.
10
Includes threshold adjustments of CHF (4,299) million and an aggregate of CHF 214 million related to the add-back of deferred tax liabilities on goodwill, other intangible assets and pension that are netted against deferred tax assets under US GAAP.

Details on additional tier 1 capital and tier 2 capital
end of 2013	Balance sheet	Reference to balance sheet	[1]	Regulatory adjustments		Total	Transition amount
Additional tier 1 capital (CHF million)
Additional tier 1 instruments [2]	7,615	g		(131)		7,484	7,484
Additional tier 1 instruments subject to phase out [2]	3,645	h, k		7	[3]	3,652	3,652
Total additional tier 1 instruments							11,136
Transitional deductions from additional tier 1 capital							(8,064)
of which goodwill							(7,954)	[4]
of which other intangible assets (excluding mortgage-servicing rights)							(146)	[4]
of which shortfall of provisions to expected losses							(311)
of which gains/(losses) due to changes in own credit risk on fair valued financial liabilities							384
of which expected loss amount for equity exposures							(28)
of which other adjustments [5]							(8)
Deductions from additional tier 1 capital							(8,064)
Additional tier 1 capital							3,072
Tier 2 capital (CHF million)
Tier 2 instruments	6,300	i		(37)	[3]	6,263	6,263
Tier 2 instruments subject to phase out	4,851	j		(530)	[6]	4,321	4,321
Total tier 2 instruments							10,584
Transitional deductions from tier 2 capital							(357)
of which shortfall of provisions to expected losses							(311)
of which expected loss amount for equity exposures							(28)
Deductions from tier 2 capital							(357)
Tier 2 capital							10,227
1 Refer to the balance sheet under regulatory scope of consolidation in the table "Balance sheet" on pages 48 to 49. Only material items are referenced to the balance sheet.
2 Classified as liabilities under US GAAP.
3
Includes the reversal of gains/(losses) due to changes in own credit spreads on fair valued capital instruments subject to phase out that will be deducted from CET1 once Basel III is fully implemented as well as investments in own capital instruments.

4 Net of related deferred tax liability.
5 Includes investments in own shares and cash flow hedge reserve.
6
Primarily includes the impact of the prescribed amortization requirements as instruments move closer to their maturity as well as the reversal of gains/(losses) due to changes in own credit spreads on fair valued capital instruments subject to phase out that will be deducted from CET1 once Basel III is fully implemented and investments in own capital instruments.

Additional information
end of	2013
Risk-weighted assets related to amounts subject to phase in (CHF million) [1]
Adjustments for accounting treatment of pension plans	2,325
Defined-benefit pension fund net assets	1,552
Deferred tax assets	281
Risk-weighted assets related to amounts subject to phase in	4,158
Amounts below the thresholds for deduction (before risk weighting) (CHF million)
Non-significant investments in BFI entities	3,125
Significant investments in BFI entities	584
Mortgage servicing rights	43	[2]
Deferred tax assets arising from temporary differences	4,299	[2]
Exposures below 15% threshold	4,926
1 Represents items that were risk-weighted under Basel II.5 and are phased in as capital deductions under Basel III.
2 Net of related deferred tax liability.

Cautionary statement regarding forward-looking information

This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2014 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in I – Information on the company – Risk factors in the Credit Suisse Annual Report 2013.

CREDIT SUISSE

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com